P.E. 12/31/06

0-25236



07051624

MICREL®

Innovation Through Technology™

2006 ANNUAL REPORT | DELIVERING RESULTS

IN 2006, MICREL CONTINUED TO EXECUTE ON ITS STRATEGY TO GROW REVENUES AND IMPROVE FINANCIAL PERFORMANCE. Revenues of $276.3 million were the second highest annual amount ever recorded, increasing by 10.4 percent over the $250.3 million posted in 2005. The growth in revenues was led by our high-performance products targeted at communications and industrial end markets, even while it was impacted by lower sales to manufacturers of wireless handsets. Micrel's primary handset customers struggled to gain, or even hold, market share against Motorola's RAZR family of phones in 2006. However, our success in expanding Micrel's wireless handsets customer base, combined with the release of a wide variety of new best-in-class portable power products, resulted in a significant increase in design wins during the year. This leads us to believe that Micrel's revenues from the wireless handset market will rebound in 2007.



Micrel's financial performance in 2006 was one of the best on an annual basis in the Company's history. Highlighting the Company's turn around from the 2001 economic downturn was gross margin, which improved for the fourth consecutive year and reached the highest annual level since the Company was founded. Gross margin increased by 4.5 percent to 57.9 percent in 2006, up from 53.4 percent in 2005. Operating profit increased by 74 percent year-over-year, and operating margin improved to 20.9 percent. The Company's 2006 net income and earnings per share were the second highest recorded on an annual basis, increasing by 51 percent and 63 percent respectively from 2005. 2006 marked the 27th year in Micrel's 28-year history that the Company was profitable on a GAAP basis.

Micrel's financial condition remains very strong. The Company has cash and investment balances in excess of $100 million and carries virtually no debt. Our business model continues to provide positive cash flow, allowing us to fund technology development needs and return capital to our investors in the form of our share repurchase program. During 2006, the Company spent $71.5 million to repurchase 6.7 million shares of common stock, equivalent to approximately 8 percent of the outstanding shares at the beginning of year.

During the year we continued to focus on three important elements required for revenue growth — field application engineering (FAE) staff, new product introductions and design wins. FAEs allow the Company to engage directly with our end customers and garner design wins. During 2006, we increased Micrel's FAE staff by approximately 20 percent. As a result of our continued investment in field engineering over the past few years, Micrel's backlog of design wins increased substantially in 2006. Design wins drive future revenues. Our engineering teams were productive in 2006, releasing sixty-seven "best-in-class" new products throughout the year. To help protect the intellectual property included in these new products, Micrel employees filed 45 new patent applications and were issued a record 32 new patents in 2006. I am pleased to announce that I personally received four of the new patents. I remain very active in ensuring the Company maintains its technology leadership.

I am pleased to report that I remain in very good health and I am as energetic as ever. I can still do a one-armed push-up! While the Micrel family grew and prospered in 2006, so too did my own family. We added one more grandchild to our clan in 2006, bringing the total to seventeen.

Despite a slow start to the year, we believe 2007 can be a year of growth for both the semiconductor industry and for Micrel. We believe our momentum in design wins and new product introductions achieved in 2006 position Micrel to grow faster than the overall semiconductor industry in 2007.

Sincerely,

Ray Zinn
President & Chief Executive Officer

FINANCIAL HIGHLIGHTS




$276.3
4.9
38.3
'02 '03 '04 '05 '06
0.05
0.46
'02 '03 '04 '05 '06
57.9
'06
59.0
'06
NET REVENUES
(dollars in millions)
NET INCOME (LOSS)
(dollars in millions)
DILUTED EARNINGS
PER SHARE (LOSS)
(dollars)
GROSS MARGIN
(percent of sales)
OPERATING CASH FLOWS
(dollars in millions)

For Fiscal Years Ended December 31 (Dollars in millions, except per share amounts)	2006	2005	2004	2003	2002 (1)
Net revenues	**$ 276.3**	$ 250.4	$ 257.6	$ 211.7	$ 204.7
Operating income (loss)	**57.8**	33.1	40.8	5.1	(71.7) (1)
Net income (loss)	**38.3**	25.4	31.3	4.9	(41.0) (1)
Diluted earnings per share	**0.46**	0.29	0.34	0.05	(0.44) (1)
Cash and short-term investments	**109.9**	136.6	147.8	140.1	117.4
Total assets	**300.3**	319.5	334.1	337.4	330.7
Operating cash flows	**59.0**	57.7	66.4	50.7	28.7

NOTES:

(1) Financial results for the year ended December 31, 2002 include a $28.9 million pre-tax charge related to the closure of the Company's Santa Clara, California wafer fabrication facility. See Form 10-K, Note 13.

ABOUT MICREL

MICREL INC., is a leading global manufacturer of IC solutions for the worldwide analog, Ethernet and high bandwidth markets. The Company's products include advanced mixed-signal, analog and power semiconductors; high performance communication, clock management, Ethernet switch and physical layer transceiver ICs. Company customers include leading manufacturers of enterprise, consumer, industrial, mobile, telecommunications, automotive, and computer products. Micrel products can be found in countless markets where they enable a vast array of diverse products. There are more than two thousand Micrel products on the market today and the Company's innovative technology can be found in everything from the United States space shuttle to the latest iPod-type devices. From jet planes to treadmills, printers and laptops, to disco balls and high definition televisions, handheld and mobile devices of every type and function, Micrel's products can be found anywhere from as close as the nearest pocket or purse, to the far reaches of outer space. From the time someone makes coffee or punches the button to their garage door opener in the morning, to the time they turn off their television at night, Micrel products touch virtually every aspect of human life in the realms of medical, automotive, consumer, avionics, security, infotainment, industrial, communications, toys, wireless, computers, white goods and others.

Corporation headquarters and state-of-the-art wafer fabrication facilities are located in San Jose, CA, with regional sales and support offices and advanced technology design centers situated throughout the Americas, Europe and Asia. In addition, the Company maintains an extensive network of distributors and reps worldwide.

www.micrel.com



DELIVERING RESULTS: IMPROVED FINANCIAL PERFORMANCE

For the past four years, Micrel has focused on improving profitability. The results of these efforts were evident in the 2006 financial results. Key financial measures such as gross margin, operating margin, net income, earnings per share and cash flow from operations, all increased compared to 2005. Gross margin increased for the fourth consecutive year reaching the highest level in the Company's history.

MICREL GROSS MARGIN & REVENUES



60%
50%
40%
30%
20%
Gross Margin
300
275
250
225
200
175
150
125
100
Revenues $ Millions
205
212
258
250
276
32
40
48
53
58
2002
2003
2004
2005
2006
Gross Margin %
Revenues

DELIVERING RESULTS: SUSTAINED REVENUE GROWTH

Improving profitability is not enough. Micrel is also committed to sustained revenue growth during all economic conditions. In 2006, Micrel was able to grow its business and, at the same time, continue to expand key initiatives that enabled sustained revenue growth. This included increasing our direct sales contact with customers, an enhanced customer applications support team, and the introduction of new "best-in-class" products. This all lead to a significant growth in design wins. These increased design-wins, in turn, led to revenue growth.

Micrel's sales process continues to be modified to enable more contact with customers. More direct sales contact with customers increases knowledge of their needs and results in more opportunities identified at the appropriate time in the design cycle. Having more opportunities will bring about more design wins. In addition, to increase mindshare with customers, Micrel launched a much improved web site, added more direct marketing and increased advertising.

MICREL PRODUCTS — CHANGING THE WAY WE LIVE



Flat Panel Displays | Print Servers | Broadband Internet | DSL | NAS/Video Servers | USB-ON-THE-GO | USB for Home PCs | Garage Door Openers | X-Box Wireless Gaming | Game Consoles | Set-Top-Boxes | Picture Phones | Entertainment Systems | Remote Keyless Entry Systems | PCMCIA for Home PC & Set-Top Boxes | Music Players | Cable TV | RF Connectivity for Home Appliances | Wireless TV | Security Systems | VoIP Phones | Sonogram Equipment | Laptop Computers | Personal Preference Mattresses | Invisible Pet Fences | Airplanes | PDAs | Modems | Electric Guitars | Routers | Military Planes | Treadmills | Digital Video Recorders |

Customer application support is a service for Micrel's customer engineers that includes introducing new produces, working to resolve applications issues and ensuring that an engineer has everything necessary for a successful design. With the addition of 20 percent more applications personnel, Micrel is now able to effectively support more customers than ever before.



In 2006, Micrel remained focused on bringing to market the industry's most innovative products. Most new Micrel products are not application specific and therefore, have long lifetimes and are targeted at a diverse set of market segments that lessen the effect of business cycle swings within any one market segment.

MAJOR PRODUCT MILESTONES

ANALOG

Included in 2006's new analog products was the industry's first 8MHz, 500mA synchronous buck regulator which was a finalist for both the EDN best power product of the year and EE Times China ACE Awards. The Company introduced a new family of Ultra LDOs featuring the industry's lowest drop out voltage and highest current density. These products have already been designed into more than 150 new cell phone products and are enjoying one the fastest product ramp-ups in Micrel's history. The Company also launched a new family of high current LDOs that feature easy sequencing and tracking. These LDOs integrate seamlessly with PowerOne's digital power architecture. In addition, a new line of high-side intelligent power switches, in three different ultra-small packages, was launched and is experiencing the fastest first year production ramp of any product line ever introduced by Micrel.



Included in last year's new analog products, was the industry's first 8MHz, 500mA synchronous buck regulator which was a finalist for both the EDN best power product of the year and EE Times China ACE Awards.

Micrel also introduced its first PMICs-based on the Company's high-performance core technology. These devices feature solution sizes at least 25 percent smaller than other solutions on the market today. Finally, a new family of 100V half-bridge and synchronous FET drivers was launched in 2006. These ICs include some of the smallest, ultra high-speed FET drivers on the market. The solutions are ideal for addressing today's demanding high-frequency switching requirements in computing, networking, industrial and medical applications.





Business Phones | Cell Phones | Navigation Systems | Printers | Watering Systems | Wheel Alignment Equipment | Slot Machines | Automotive Folding Seats | Space Shuttle Robotic Arm | Refrigerator Control Systems | Ethernet Networking Equipment | Cockpit Navigation Equipment | PCMCIA for HDTV | Industrial Automation Systems | Automotive Brake Systems | Golf Range Finders | Pool Monitoring Systems | Beverage Metric Systems | Portable Microphones | Mobile PCs | Architecture Servers and Workstations | Credit Card Readers

2006 ANALOG REVENUE
BY END MARKET

Computer, 22%
Wireless, 27%
Communications, 10%
Military/Consumer, 2%
Industrial, 39%



In 2006, manufacturers continued to enhance the value of products by adding wireless RF capability in applications as varied as consumer electronics, handheld devices and industrial and white goods applications. Micrel continued to cement its leadership in the Sub-GHz CMOS Radio arena by addressing very high volume markets including Tire Pressure Measurement Systems (TPMS), consumer remote controls, and Wireless Links. The outstanding performance of this product has enabled swift market acceptance from market-leading customers.

ETHERNET

Micrel's Ethernet products assist in making the media connection between consumer electronics and computing devices. 2006 was a strong year for Ethernet products at Micrel. New product design wins have continued to grow sequentially over the last three years with the majority of these design wins found in embedded and industrial applications and in the high growth consumer electronics 'Digital Home' space.

In 2006, the 19th member of Micrel's highly successful single- and dual-port Ethernet Controller family was released. This product family enables virtually any FPGA or micro-processor to connect to the Internet despite different data bus interfaces. The newest member of the product family is the industry's first switch media converter with support for 10 megabit or 100 megabit fiber optic cable on the same port. This product family was architected such that the devices are footprint-compatible and have the same software drivers, making it easier for system design engineers to design multiple products with the same hardware and software platform. These new products have allowed Micrel to secure a large number of reference and production design wins for a variety of leading-edge applications such as VoIP phones, Videophones, Analog Telephone Adapters (ATAs), IP Set-Top boxes, HVAC and industrial equipment.

Micrel also introduced the sixth generation Fast Ethernet PHY transceiver product line featuring the lowest power consumption in the industry, the highest ESD rating and very small packaging options, making these products perfect for high volume, consumer electronic applications. The parts are already being designed in by Tier One manufacturers for powerline communications, IP-TVs, IP-cordless phones, IP-PBX systems and networked printer applications.

2006 ETHERNET REVENUE
BY END MARKET

Enterprise, 36%
Digital Home, 36%
SoHo, 19%
Industrial, 9%



2006 HIGH-BANDWIDTH REVENUE
BY END MARKET

Metro Area Networks, 36%
Enterprise Networks, 14%
PON, 12%
DSL, 10%
Server/Storage, 12%
Test Equipment, 6%
Other, 10%











WORLD CLASS QUALITY & RELIABILITY | STATE-OF-THE-ART FABRICATION FACILITIES | DESIGN INNOVATION | TECHNOLOGY LEADERSHIP

HIGH BANDWIDTH

In today's data-intense environment, the demand for information has increased exponentially. Networking and transmission speeds are therefore getting faster, and error budgets that stress system performance and data reliability are decreasing. This presents a major opportunity for Micrel's High Bandwidth (HBW) products, which specialize in transmitting, receiving, and distributing data while producing minimal errors. Our engineering talent and precision, high-speed products designed using our proprietary processes place Micrel in the perfect position to capitalize on this market opportunity. The demand for voice, video, and data from a single service provider is an excellent example of this explosive market. Also called "triple play", telephone, cable, and satellite companies are starting to bundle these services in package offerings to consumers, thereby placing a tremendous burden on existing infrastructures. New technologies and upgraded infrastructures are required to meet the demands for triple play, such as VoIP and streaming, on-demand video. The deployment of fiber optic cables routed closer to individual homes and businesses, called Fiber-to-the-Home, or Fiber-to-the-Premise (FTTx), is an example of this infrastructure upgrade. In 2006, Micrel HBW products continued to gain market share with solutions aimed at the rapidly expanding FTTx market. Micrel also continued to invest in solutions for the enterprise, wireline networking and storage markets and, for the first time in the Company's history, more than 50 percent of the Company's HBW 2006 revenue was generated from proprietary products, with typical product lifecycles in excess of ten years.

THE BUSINESS OF BUSINESS

Last year, Micrel continued to expand and improve its business model to accommodate the changing world marketplace. In Europe, Micrel increased its revenues 22 percent over 2005 and enjoyed a record year for distribution sales. The Company also made important inroads in Asia by securing a number of major customers in the Digital TV, audio, keyboard, printer, computing, and car navigation markets. Micrel's Asia team also made significant progress in the Ethernet market by securing innovative design wins for applications in iPODs, WiFi servers and fingerprint recognition systems.

2006 Sales Highlights

- Served more than 10,000 customers with more than 2,000 different part types
- Worldwide Electronic Manufacturing Services ("EMS") revenues increased 25 percent over 2005
- Fastest growing product line at Digi-Key, which began providing distribution sales for new and emerging accounts in 2005
- Distribution efforts in Europe and Asia were expanded with strong emphasis on supply and logistics support at major EMS Providers
- Increased focus by three major distributors on worldwide Micrel demand creation

Micrel was also able to achieve a gross margin of 57.9 percent in 2006, the highest level in Company history. Mindful, prudent management of the business helped to ensure competitive costing for the Company's products and has positioned Micrel for rapid growth moving forward.










Micrel is one of the few remaining U.S. IC suppliers to own and operate a domestic wafer fabrication facility. Discipline and innovation are the principles by which Micrel runs its wafer fab and manufacturing operations. Micrel has reduced manufacturing costs by millions of dollars through process improvements, the implementation of new environmental programs, a 44 percent reduction in wafer handling, improved supplier relationships and enhanced vendor relationships. Through improved manufacturing efficiencies and many other significant cost reductions, Micrel was able to achieve a gross margin of 57.9 percent in 2006, the highest level in Company history. Mindful, prudent management of the business helped to ensure competitive costing for the Company's products and has positioned Micrel for rapid growth moving forward.

CORPORATE QUALITY AND RELIABILITY

Product quality and reliability are two of the most critical elements for achieving success in today's semiconductor industry. Micrel has attained success as a semiconductor supplier by designing and processing parts that meet the most strenuous applications and most adverse environments. The Company has accomplished this by never wavering from the philosophy that quality must be built into each and every device and process. Micrel's philosophy begins in the design stage and continues, under strict monitoring and control, throughout the development, production, testing and packaging of each product. The result is that Micrel's quality is exponentially better today than it was ten years ago.

Implementation of aggressive new 'green' initiatives marked the quality focus in 2006, including a program to comply with the Restrictions on Hazardous Substances (RoHS) as adopted by the European Union. All of Micrel's products are now offered in lead-free (Pb-free) or RoHS-compliant versions. In addition, customers can now retrieve the chemical composition of all Micrel components on line at **www.micrel.com**. This program is part of Micrel's efforts to maintain and grow its green and environment-friendly initiatives. In 2006, Micrel was recertified to the quality standard ISO9001 (ISO9001 certification since March, 1997) and the environmental certification ISO14001 for its fab facility.

ACTUAL SIZE APPLICATIONS



7mm x 7mm
- Enterprise routers, switches, servers and workstations
- Parallel processor-based systems
- Internal system clock generation for ASICs, NPUs, FPGAs



4mm x 4mm
- LAN/WAN
- ATE
- Enterprise servers
- Test and measurement



3mm x 3mm
- PDAs
- Consumer electronics
- Pagers
- Embedded controllers
- Cordless phones
- Personal electronics



2mm x 2mm
- Servers
- Power supply sequencing
- Embedded controllers
- Hot-swapping
- Telecommunications systems
- Power supplies



1.2mm x 1.6mm
- Load switch in portable applications
- Notebook PCs
- Cellular phones
- Barcode scanners
- PDAs
- Battery switchover circuits
- MP3 players
- Level translators
- Digital cameras

STOCK PERFORMANCE


150.0%
100.0%
50.0%
0.0%
Indexed Prices
DEC 2001
JUN 2002
DEC 2002
JUN 2003
DEC 2003
JUN 2004
DEC 2004
JUN 2005
DEC 2005
JUN 2006
DEC 2006
Monthly from 31-Dec-2001 to 31-Dec-2006
Micrel Incorporated
Nasdaq Composite
iShares Goldman Sachs Technology Index Fund

This graph compares the percentage change in the cumulative total shareholder return on the Company's common stock from December 31, 2001 through the end of the Company's last fiscal year, December 31, 2006, with the percentage change in the cumulative total return for The Nasdaq Stock Market (U.S. Companies) and the Goldman Sachs Technology Index. The comparison assumes an investment of $100 on December 31, 2001 in the Company's common stock and in each of the foregoing indices and assumes reinvestment of dividends. The stock price performance shown on the graph below is not necessarily indicative of future price performance.


SEC MAIL
RECEIVED
PROCESSING
APR 2 0 2007
WASH. D.C.
210
SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________.

Commission File Number 0-25236

MICREL, INCORPORATED

(Exact name of Registrant as specified in its charter)

California	94-2526744
(State or other jurisdiction of incorporation or Organization)	(I.R.S. Employer Identification No.)

2180 Fortune Drive, San Jose, CA 95131
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (408) 944-0800

Securities registered pursuant to Section 12(b) of the Act:	None
Securities registered pursuant to Section 12(g) of the Act:	Common Stock, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act. Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

As of June 30, 2006, the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $517 million based upon the closing sales price of the Common Stock as reported on the Nasdaq National Market on such date. Shares of Common Stock held by officers, directors and holders of more than ten percent of the outstanding Common Stock have been excluded from this calculation because such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 23, 2007, the Registrant had outstanding 77,669,102 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's Proxy Statement for its Annual Meeting of Shareholders to be held on May 24, 2007 are incorporated by reference in Part III of this Report.

This Report on Form 10-K includes 79 pages with the Index to Exhibits located on page 74.

MICREL, INCORPORATED

INDEX TO

ANNUAL REPORT ON FORM 10-K

FOR YEAR ENDED DECEMBER 31, 2006

PART I

ITEM 1. BUSINESS

The statements contained in this Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company's expectations, hopes, intentions or strategies regarding the future. Forward-looking statements include, but are not limited to statements regarding: future revenues and dependence on standard products sales and international sales; the levels of international sales; future products or product development; statements regarding fluctuations in the Company's results of operations; future returns and price adjustments and allowance; future uncollectible amounts and doubtful accounts allowance; future products or product development; future research and development spending and the Company's product development strategy; the Company's markets, product features and performance; product demand and inventory to service such demand; competitive threats and pricing pressure; the effect of dependence on third parties; the Company's future use and protection of its intellectual property; future expansion or utilization of manufacturing capacity; future expenditures; current or future acquisitions; the ability to meet anticipated short term and long term cash requirements; effect of changes in market interest rates on investments; the Company's need and ability to attract and retain certain personnel; the cost and outcome of litigation and its effect on the Company; the future realization of tax benefits; and share based incentive awards and expectations regarding future stock based compensation expense and estimates made under SFAS No. 123R. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "estimate," "may," "can," "will," "could," "would," "intend," "objective," "plan," "expect," "likely," "potential," "possible" or "anticipate" or the negative of these terms or other comparable terminology. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially are set forth in Item 1 ("Business"), Item 1A ("Risk Factors"), Item 3 ("Legal Proceedings") and Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations".

General

The Company was incorporated in California in July 1978. References to the "Company" and "Micrel" refer to Micrel, Incorporated and subsidiaries, which also does business as Micrel Semiconductor. The Company's principal executive offices are located at 2180 Fortune Drive, San Jose, California 95131. The Company's telephone number is (408) 944-0800. The Company maintains a corporate website located at www.micrel.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are made available, free of charge, on the website noted above as soon as reasonably practicable after filing with or being furnished to the Securities and Exchange Commission.

Micrel designs, develops, manufactures and markets a range of high-performance analog power integrated circuits ("ICs"), mixed-signal and digital ICs. The Company currently ships over 2,000 standard products and has derived the majority of its product revenue for the year ended December 31, 2006 from sales of standard analog and high speed communications ICs. These products address a wide range of end markets including cellular handsets, portable computing, enterprise and home networking, wide area and metropolitan area networks and industrial equipment. For the years ended December 31, 2006, 2005, and 2004, the Company's standard products accounted for 93%, 96%, and 96%, respectively, of the Company's net revenues. The Company also manufactures custom analog and mixed-signal circuits and provides wafer foundry services for customers who produce electronic systems for communications, consumer and military applications.

Micrel develops and manufactures high performance power management analog products which are characterized by high speed, low noise and maximum efficiency in the smallest package. Continuing trends to lower voltages and higher currents in the communications, networking and computing markets have created demand for high performance analog products to accurately control, regulate, convert and route voltage and current in electronic systems. The demand for high performance power management circuits has been further fueled by the growth of portable communications and computing devices (e.g. cellular handsets, portable media players and notebook computers). The Company also has an extensive power management offering for the networking and communications infrastructure markets including single-board and enterprise servers, network switches and routers, storage area networks and wireless base stations. In addition, the Company offers standard analog products that address other markets, including industrial, defense and automotive electronics.

In addition to power and thermal management products, Micrel also offers two families of highly integrated radio frequency ("RF") products. Micrel's QwikRadio® devices enable customers to develop wireless control systems significantly improving the consumer experience of their products. Applications for the QwikRadio® products include remote keyless entry for automobiles, garage door openers and remote controls. Micrel's RadioWire® transceivers provide a higher level of performance for more demanding applications such as remote metering, security systems and factory automation.

The Company's high bandwidth communications circuits are used primarily for enterprise networks, storage area networks, access networks, and metropolitan area networks. With form factor, size reductions, and ease of use critical for system designs, Micrel utilizes innovative packaging and proprietary process technology to address these challenges.

The Company's family of Ethernet products target the digital home and industrial/embedded networking markets. This product portfolio consists of transceivers, Media Access Controllers ("MAC"), switches, and System-On-Chip ("SoC") devices that support various Ethernet protocols supporting communication transmission speeds from 10 Megabits per second to 100 Megabits per second.

In addition to standard analog and mixed signal products, Micrel offers customers various combinations of design, process and foundry services.

Industry Background

Analog Circuit, Mixed-Signal and Digital ICs Markets

ICs may be divided into three general categories — digital, analog (also known as "linear") and mixed-signal. Digital circuits, such as memories and microprocessors, process information in the form of on-off electronic signals and are capable of implementing only two values, "1" or "0." Analog circuits, such as regulators, converters and amplifiers, process information in the form of continuously varying voltages and currents that have an infinite number of values or states. Analog circuits condition, process, and measure or control real world variables such as current, sound, temperature, pressure or speed. Mixed-signal ICs combine analog and digital functions on one chip.

Analog circuits are used in virtually every electronic system, and the largest markets for such circuits are computers, telecommunications and data communications, industrial equipment, military, consumer and automotive electronics. Because of their numerous applications, analog circuits have a wide range of operating specifications and functions. For each application, different users may have unique requirements for circuits with specific resolution, linearity, speed, power and signal amplitude capability.

Mixed-signal and digital ICs may be divided into six general categories, LSI/MSI logic, data processing, signal processing, memory, FPGA and application specific.

Mixed-signal and digital ICs are used in computer and communication systems and in industrial products. The primary markets for such circuits are consumer, communications, personal and enterprise computer systems, networking and industrial.

As compared with the digital integrated circuit industry, the analog integrated circuit industry has the following important characteristics:

- *Dependence on Individual Design Teams*. The design of analog circuits involves the complex and critical placement of various circuits. Analog circuit design has traditionally been highly dependent on the skills and experience of individual design engineers.

- *Interdependence of Design and Process*. Analog designers, especially at companies having their own wafer fabrication facility, are able to select from several wafer fabrication processes in order to achieve higher performance and greater functionality from their designs.

- *Longer Product Cycles and More Stable Pricing*. Analog circuits generally have longer product cycles as compared to digital circuits.

Analog, mixed-signal and digital ICs are sold to customers as either standard products or custom products.

Recent Trends in Analog Power Management, Mixed-Signal and Digital ICs

Most electronic systems utilize analog circuits to perform power management functions ("power analog circuits") such as the control, regulation, conversion and routing of voltages and current. The computer and communications markets have emerged as two of the largest markets for power analog circuits. In particular, the recent growth and proliferation of portable, battery-powered devices, such as cellular telephones, digital cameras, portable media players and notebook computers, continue to increase demand and create new technological challenges for power analog circuits.

Cellular telephones, which are composed of components and subsystems that utilize several different voltage levels, require multiple power analog circuits to precisely regulate and control voltage. Manufacturers continue to pack more processing power and functionality into smaller form factors placing severe demands on the battery. To maintain or extend talk times, high performance power management products are required.

The rapid adoption of the Internet for information exchange, in business and consumer markets, has led to a significant increase in the need for broadband communications technology. In recent years, there has been a significant expansion in the number of broadband subscribers for both DSL, cable modem and fiber to the home technologies. The increased bandwidth demand of these users will continue to consume the installed capacity in metropolitan and wide area networks. The additional demand of new wireless services utilizing the transmission of video will further consume this installed capacity.

In the networking market, Ethernet has been widely adopted as a communication standard. Ethernet ports are now being provided on equipment ranging from PCs and PC peripherals to other consumer products such as printers, Internet Protocol Set-Top Boxes ("IP-STB"), Internet Protocol Phones ("IP-phone"), game consoles, media converters and industrial equipment. This is driving rapid growth in both the digital home market to connect multiple PCs and peripherals and the industrial market to connect machinery to central control and monitoring equipment.

Micrel's Strategy

Micrel seeks to capitalize on the growth opportunities within the high-performance analog, mixed-signal and digital semiconductor markets. The Company's core competencies are its analog design and process technology, its large, in-house wafer fabrication capability and manufacturing expertise. The Company also seeks to capitalize on growth opportunities within the communications and networking markets and has successfully acquired companies serving these market segments. The Company intends to build a leadership position in its targeted markets by pursuing the following strategies:

- *Focus on Standard Products for High Growth Markets.* Currently, Micrel ships over 2,500 standard products, with net revenues from standard products generating 93% of the Company's total net revenues for the year ended December 31, 2006. The Company, however, will pursue additional custom and foundry business as opportunities arise.

- *Target Power Analog, High-Speed Mixed-signal and Digital Markets.* Micrel has leveraged its expertise in power analog circuits by addressing market opportunities in cellular telephones and other portable electronics, set-top boxes, enterprise computing, desktop and notebook computers as well as telecom and networking.

- *Maintain Technological Leadership.* The Company seeks to utilize its design strengths and its process expertise to enhance what the Company believes are its competitive advantages in linear and switching regulators, MOSFET drivers, USB power switches, hot-swap-power controllers, high-speed interface, and communications devices.

- *Develop/Acquire New Complementary Businesses.* The Company seeks to identify complementary business opportunities building on its core strengths in the analog and mixed signal area.

- *Capitalize on In-house Wafer Fabrication Facility.* The Company believes that its in-house six-inch wafer fabrication facility provides a significant competitive advantage because it facilitates close collaboration between design and process engineers in the development of the Company's products.

- *Maintain a Strategic Level of Custom and Foundry Products Revenue.* Micrel believes that its custom and foundry products business complements its standard products business by generating a broader revenue base and lowering overall per unit manufacturing costs through greater utilization of its manufacturing facilities.

- *Protect Proprietary Technology.* The Company seeks to identify and protect its proprietary technology through the acquisition of patents, trademarks and copyrights.

Products and Markets

Overview

The following table sets forth the net revenues attributable to the Company's two segments, standard products and other products, consisting primarily of custom and foundry products revenues and revenues from the license of patents, expressed in dollars and as a percentage of total net revenues.

Net Revenues by Segment (Dollars in thousands)	Years Ended December 31,		
	2006	2005	2004
Net Revenues:			
Standard Products	$ 258,214	$ 239,177	$ 246,580
Other Products	18,093	11,179	10,971
Total net revenues	$ 276,307	$ 250,356	$ 257,551
As a Percentage of Total Net Revenues:			
Standard Products	93%	96%	96%
Other Products	7	4	4
Total net revenues	100%	100%	100%

The Company's products address a wide range of end markets. The following table presents the Company's revenues by end market as a percentage of total net revenues.

Revenues by End Market	Years Ended December 31,		
	2006	2005	2004
As a Percentage of Total Net Revenues:			
High-Speed Communications	26%	22%	24%
Wireless Handsets	19	26	25
Computer	19	22	23
Industrial	34	27	25
Military & Consumer	2	3	3
Total net revenues	100%	100%	100%

For a discussion of the changes in net revenues from period to period, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Standard Products

In recent years, the Company has directed a majority of its development, sales and marketing efforts towards standard products in an effort to address the larger markets for these products and to expand its customer base. The Company offers a broad range of high performance analog, mixed signal, and digital ICs that address high growth markets including cellular telephones, portable electronics, set-top boxes, desktop and notebook computers, networking and communications. The majority of the Company's revenue is derived from power management standard products that, in addition to the above markets, are also used in the industrial, defense, and automotive electronics markets.

Portable Battery-Powered Computer Market. The Company makes power analog circuits for notebook computers, tablet PCs, and PDAs. Products in this growing market are differentiated on the basis of power efficiency, weight, small size and battery life.

Cellular Telephone Market. Micrel offers a range of power control and regulating analog circuits to address the demand for cellular telephones with longer battery lives. Micrel supplies high performance low dropout ("LDO") regulators, high efficiency switching regulators and integrated power management ICs ("PMIC"s) that convert, regulate, switch and control the DC voltages used in cellular telephones. In addition, Micrel offers LED and EL drivers to illuminate displays and keypads and to power camera flashes, as well as tiny load switches to disconnect power rails and regulators to charge batteries.

Universal Serial Bus Market. USB has become the standard way of connecting computers with computer peripherals. In addition to implementing data communications between the connected devices, USB also provides a power source capable of powering the peripheral. Micrel supplies USB transceivers for data communication and for USB power; voltage regulators and current limiting power switches.

PCMCIA Card and Socket Markets. Micrel has been a leader in the design and manufacture of ICs for power control in PCMCIA and CardBus sockets and is involved in the creation of next generation PC card standards, including Express Card.

Power Supply Market. Most electronic equipment includes a power supply that converts and regulates the electrical power source into usable current for the equipment. Micrel has several families of high voltage switching controllers for the networking, telecommunications and computing markets. These devices offer high efficiency to minimize power loss through heat, and high switching frequencies to provide a minimal solution size. In addition to SMPS controllers and single chip SMPS regulators, Micrel offers a full line of MOSFET drivers, smart switches, voltage supervisors and LDOs.

General Purpose Analog. Micrel sells a variety of general purpose analog products including high-speed operational amplifiers, low-power operational amplifiers, comparators and intelligent protected power switches. Most of these general purpose devices focus on low-voltage and low-current applications.

Thermal Management. Micrel's thermal management products address the need to accurately measure temperature in several system locations and control cooling fans. Applications for these products include notebook computers, servers, enterprise storage, printers, copiers and set-top boxes.

Hot Swap Power Controllers. Micrel's hot swap power controllers support the requirement for 24/7 operation in high-performance enterprise servers, enterprise storage, and telecommunication infrastructure equipment. These products allow customers to upgrade or replace system boards without having to power down the system. This portfolio offers the industry's most integrated, dual-slot hot swap solutions for CompactPCI™, PCI-X, and PCI Express applications. The Company also offers other low-voltage and high-voltage (+/- 48V) controllers for the telecommunications and networking equipment markets.

Radio Frequency Data Communications. Micrel's QwikRadio® family of RF receivers and transmitters are designed for use in any system requiring a cost-effective, low-data-rate wireless link. Typical examples include garage door openers, lighting and fan controls, automotive keyless entry and remote controls. Micrel's RadioWire® transceivers provide a higher level of performance for more demanding applications such as remote metering, security systems and factory automation.

Networking and High-Speed Communications Market. The Company's High Bandwidth division develops and produces high speed integrated circuits for communications products targeted at fiber optic modules as well as clock recovery, clock distribution and level translation applications.

Micrel's Ethernet division offers a broad range of physical layer ("PHY"), media access controller ("MAC"), switch and system-on-chip ("SoC") products for the 10/100 Megabit Ethernet standard. The primary applications for the products are Digital Home Networks, such as Internet Protocol Set-Top Boxes ("IP-STB"), Personal Video Recorder (PVR), Multimedia Server, Voice Over Internet Protocol ("VOIP") Phones, Analog Telephone Adaptor ("ATA"), Network Printer and Media Converters, used to convert signals transmitted optically over fiber to standard cable (copper) and vice versa, and other Industrial/Embedded Ethernet systems.

The Company's future success will depend in part upon the timely completion, introduction, and market acceptance of new standard products. The standard products business is characterized by generally shorter product lifecycles, greater pricing pressure, larger competitors and more rapid technological change as compared to the Company's custom and foundry products business.

Custom and Foundry Products

Micrel offers various combinations of design, process and foundry services in order to provide customers with the following alternatives:

Full Service Custom. Based on a customer's specification, Micrel designs and then manufactures ICs.

Custom and Semicustom. Based on a customer's high level or partial circuit design, Micrel uses varying combinations of its design and process technologies to complete the design and then manufactures ICs for the customer.

R&D Foundry. Micrel modifies a process or develops a new process for a customer. Using that process and mask sets provided by the customer, Micrel manufactures fabricated wafers for the customer.

Foundry. Micrel duplicates a customer's process to manufacture fabricated wafers designed by the customer.

Micrel's full service custom, custom and semicustom products primarily address high bandwidth communications, consumer, automotive and military applications and use both analog and digital technologies. Military applications include communications and transport aircraft.

Sales, Distribution and Marketing

The Company sells its products through a worldwide network of independent sales representative, independent distributor and stocking representative firms and through a direct sales staff.

The Company sells its products in Europe through a direct sales staff in England and France as well as independent sales representative firms, independent distributors and independent stocking representative firms. Asian sales are handled through Micrel sales offices in Korea, Japan, Taiwan, China and Singapore, independent distributors and independent stocking representative firms. The stocking representative firms may buy and stock the Company's products for resale or may act as the Company's sales representative in arranging for direct sales from the Company to an OEM customer.

Sales to customers in North America, Asia and Europe accounted for 30%, 59% and 11% respectively, of the Company's net revenues for the year ended December 31, 2006 compared to 25%, 65% and 10%, respectively, of the Company's net revenues for the year ended December 31, 2005 and

24%, 66% and 10%, respectively, of the Company's net revenues for 2004. The Company's standard products are sold throughout the world, while its custom and foundry products are primarily sold to North American customers. The Company's net revenues by country, including the United States, are included in Note 12 of Notes to Consolidated Financial Statements.

The Company's international sales are primarily denominated in U.S. dollars. Consequently, changes in exchange rates that strengthen the U.S. dollar could increase the price in local currencies of the Company's products in foreign markets and make the Company's products relatively more expensive than competitors' products that are denominated in local currencies, leading to a reduction in sales or profitability in those foreign markets. The Company has not taken any protective measures against exchange rate fluctuations, such as purchasing hedging instruments with respect to such fluctuations.

Customers

For the year ended December 31, 2006 three customers, two worldwide distributors and an Asian based stocking representative accounted for 13%, 12% and 10%, respectively, of the Company's net revenues. For the year ended December 31, 2005 three customers, an Asian based original equipment manufacturer, an Asian based stocking representative and a worldwide distributor, accounted for 14%, 12% and 12%, respectively, of the Company's net revenues. For the year ended December 31, 2004, the same three customers as in 2005 accounted for 13%, 12% and 12%, respectively, of the Company's net revenues.

Design and Process Technology

Micrel's analog proprietary design technology depends on the skills of its analog design team. The Company has experienced analog design engineers who utilize an extensive macro library of analog and mixed-signal circuits and computer simulation models.

Micrel can produce ICs using a variety of manufacturing processes, some of which are proprietary and provide enhanced product features. Designers at companies that do not have in-house fabs or have a limited selection of available processes often have to compromise design methodology in order to match process parameters.

The Company utilizes the following process technologies:

- *Bipolar*
- *High Speed Bipolar*
- *Superβeta PNP™*
- *CMOS*
- *BiCMOS — Bipolar/CMOS ("BiCMOS")*
- *BCD — Bipolar/CMOS/DMOS ("BCD")*
- *ASSET* — All Spacer Separated Element Transistor ("ASSET").
- *S*ilicon Germanium – Silicon Germanium ("SiGe")

The Company continues to develop process technologies to improve both the performance and cost of its new products. Micrel is also developing new process technologies to support its own product development and the needs of its foundry customers.

The Company utilizes third-party wafer fabrication foundries for advanced CMOS fabrication processes and other advanced processes that are not available in-house. For the year ended December 31, 2006, approximately 8% of Micrel's wafer requirements were fabricated at third-party foundry suppliers, including all of Micrel's Ethernet networking products.

Research and Development

The ability of the Company to compete will substantially depend on its ability to define, design, develop and introduce on a timely basis new products offering design or technology innovations. Research and development in the analog and mixed-signal integrated circuit industry is characterized primarily by circuit design and product engineering that enables new functionality or improved performance. The Company's research and development efforts are also directed at its process technologies and focus on cost reductions to existing manufacturing processes and the development of new process capabilities to manufacture new products and add new features to existing products. With respect to more established products, the Company's research and development efforts also include product redesign, shrinkage of device size and the reduction of mask steps in order to improve die yields per wafer and reduce per device costs.

The Company's analog design engineers principally focus on developing next generation standard products. The Company's new product development strategy emphasizes a broad line of standard products that are based on customer input and requests.

The Company's mixed-signal design engineers principally focus on high-speed, low-noise media driving and clock/data recovery devices used in communication and advanced computer systems.

In 2006, 2005, and 2004 the Company spent $52.1 million $45.2 million, and $42.5 million, respectively, on research and development. The Company expects that it will continue to spend substantial funds on research and development activities.

Patents and Intellectual Property Protection

The Company seeks patent protection for those inventions and technologies for which such protection is suitable and is likely to provide a competitive advantage to the Company. The Company currently holds 192 United States patents on semiconductor devices and methods, with various expiration dates through 2025. The Company has applications for 118 United States patents pending. The Company holds 40 issued foreign patents and has applications for 42 foreign patents pending.

Supply of Materials and Purchased Components

Micrel currently purchases certain components from a limited group of vendors. The packaging of the Company's products is performed by, and certain of the raw materials included in such products are obtained from, a limited group of suppliers. The wafer supply for the Company's Ethernet products is primarily dependent upon two large third-party wafer foundry suppliers.

Manufacturing

The Company produces the majority of its wafers at the Company's wafer fabrication facility located in San Jose, California while a small percentage of wafer fabrication is subcontracted to outside foundries, including 100% of Micrel's Ethernet product wafer requirements. The San Jose facility includes a 57,000 square foot office and manufacturing facility containing a 28,000 square foot clean room facility, which provides production processes. Approximately 70% of the San Jose facility's clean room space is classified as a Class 1 facility, which means that the facility achieves a clean room level of fewer than 1 foreign particle larger than 0.3 microns in size in each cubic foot of space. The remainder of the facility's clean room space is classified as Class 10, achieving fewer than 10 foreign particles larger than 0.3 microns in size in each cubic foot of space. The facility uses six-inch wafer technology. The Company also owns approximately 63,000 square feet of additional adjacent space in San Jose that is used as a testing facility and administrative offices.

Generally, each die on the Company's wafers is electrically tested for performance, and most of the wafers are subsequently sent to independent assembly and final test contract facilities in Malaysia and certain other Asian countries. At such facilities, the wafers are separated into individual circuits and packaged. The Company's reliance on independent assemblers may subject the Company to longer manufacturing cycle times. The Company from time to time has experienced competition with respect to these contractors from other manufacturers seeking assembly of circuits by independent contractors.

Competition

The semiconductor industry is highly competitive and subject to rapid technological change. Significant competitive factors in the market for standard products include product features, performance, price, the timing of product introductions, the emergence of new technological standards, quality and customer support. The Company believes that it competes favorably in all of these areas.

Because the standard products market for analog ICs is diverse and highly fragmented, the Company encounters different competitors in its various market areas. The Company's principal analog circuit competitors include Linear Technology Corporation, Maxim Integrated Products, Inc., and National Semiconductor Corp. in one or more of its product areas. Other competitors include Texas Instruments, Freescale Semiconductor (formerly Motorola), Intersil, Fairchild Semiconductor, Semtech and ON Semiconductor. Each of these companies has substantially greater technical, financial and marketing resources and greater name recognition than the Company. The Company's principal competitors for products targeted at the high bandwidth communications market are ON Semiconductor, Analog Devices, Maxim Integrated Products, Inc., Vitesse Semiconductor Corp., Integrated Device Technology and Mindspeed. The primary competitors for Micrel's Ethernet products are Broadcom Corp., Marvell Technology Group Ltd. and a number of Taiwanese companies.

With respect to the custom and foundry products business, significant competitive factors include product quality and reliability, established relationships between customers and suppliers, timely delivery of products, and price. The Company believes that it competes favorably in all these areas.

Backlog

At December 31, 2006, the Company's backlog was approximately $43 million, all of which is scheduled to be shipped during the first six months of 2007. At December 31, 2005, the Company's backlog was approximately $45 million. Orders in backlog are subject to cancellation or rescheduling by the customer, generally with a cancellation charge in the case of custom and foundry products. The Company's backlog consists of distributor and customer released orders requesting shipment within the next six months. Shipments to United States, Canadian and certain other international distributors who receive significant return rights and price adjustments from the Company are not recognized as revenue by the Company until the product is sold from the distributor stock and through to the end-users. Because of possible changes in product delivery schedules and cancellation of product orders and because an increasing percentage of the Company's sales are shipped in the same quarter that the orders are received, the Company's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

Environmental Matters

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in the Company's manufacturing process. The Company believes that its activities conform to present environmental regulations.

Employees

As of December 31, 2006, the Company had 932 full-time employees. The Company's employees are not represented by any collective bargaining agreements, and the Company has never experienced a work stoppage. The Company believes that its employee relations are good.

ITEM 1A. RISK FACTORS

Factors That May Affect Operating Results

If a company's operating results are below the expectations of public market analysts or investors, then the market price of its Common Stock could decline. Many factors that can affect a company's quarterly and annual results are difficult to control or predict. Some of the factors which can affect a multinational semiconductor business such as the Company are described below.

Geopolitical and Macroeconomic Risks That May Affect Multinational Enterprises

Demand for semiconductor components is increasingly dependent upon the rate of growth of the global economy. If the rate of global economic growth slows, or contracts, customer demand for products could be adversely affected, which in turn could negatively affect revenues, results of operations and financial condition. Many factors could adversely affect regional or global economic growth. Some of the factors that could slow global economic growth include: increased price inflation for goods, services or materials, rising interest rates in the United States and the rest of the world, a slowdown in the rate of growth of the Chinese economy, a significant act of terrorism which disrupts global trade or consumer confidence, and geopolitical tensions including war and civil unrest. Reduced levels of economic activity, or disruptions of international transportation, could adversely affect sales on either a global basis or in specific geographic regions.

Market conditions may lead the Company to initiate additional cost reduction plans, which may negatively affect near term operating results. Weak customer demand, competitive pricing pressures, excess capacity, weak economic conditions or other factors, may cause the Company to initiate additional actions to reduce the Company's cost structure and improve the Company's future operating results. The cost reduction actions may require incremental costs to implement, which could negatively affect the Company's operating results in periods when the incremental costs or liabilities are incurred.

The Company has generated a substantial portion of its net revenues from export sales. The Company believes that a substantial portion of its future net revenues will depend on export sales to customers in international markets, including Asia. For the years ended December 31, 2006 and 2005, international sales represented 70% and 75% of net revenues, respectively. In addition, Company's revenues derived from export shipments to customers in Asia were 59% and 65% of net revenues for the years ended December 31, 2006 and 2005, respectively. International markets are subject to a variety of risks, including changes in policy by the U.S. or foreign governments, acts of terrorism, foreign government instability, social conditions such as civil unrest, economic conditions including high levels of inflation, fluctuation in the value of foreign currencies and currency exchange rates and trade restrictions or prohibitions. Changes in exchange rates that strengthen the U.S. dollar could increase the price of the Company's products in the local currencies of the foreign markets it serves. This would result in making the Company's products relatively more expensive than its competitors' products that are denominated in local currencies, leading to a reduction in sales or profitability in those foreign markets. The Company has not taken any protective measures against exchange rate fluctuations, such as purchasing hedging instruments. In addition, the Company sells to domestic customers that do business worldwide and cannot predict how the businesses of these customers may be affected by economic or political conditions elsewhere in the world. Such factors could adversely affect the Company's future revenues, financial condition, results of operations or cash flows.

The Company is reliant on certain key suppliers for wafer fabrication, circuit assembly and testing services. Most of these suppliers are based outside of the U.S. The Company's supply could be interrupted as a result of any of the previously mentioned risk factors relating to international markets.

Semiconductor Industry Specific Risks

The volatility of customer demand in the semiconductor industry limits a company's ability to predict future levels of sales and profitability. Semiconductor suppliers can rapidly increase production output, leading to a sudden oversupply situation and a subsequent reduction in order rates and revenues as customers adjust their inventories to true demand rates. A rapid and sudden decline in customer demand for products can result in excess quantities of certain products relative to demand. Should this occur the Company's operating results may be adversely affected as a result of charges to reduce the carrying value of the Company's inventory to the estimated demand level or market price. The Company's quarterly revenues are highly dependent upon turns fill orders (orders booked and shipped in the same quarter). The short-term and volatile nature of customer demand makes it extremely difficult to accurately predict near term revenues and profits.

The semiconductor industry is highly competitive and subject to rapid technological change, price-erosion and increased international competition. Significant competitive factors include product features, performance and price; timing of product introductions; emergence of new computer and communications standards; quality and customer support.

The short lead time environment in the semiconductor industry has allowed many end consumers to rely on semiconductor suppliers, stocking representatives and distributors to carry inventory to meet short term requirements and minimize their investment in on-hand inventory. Over the past several years, customers have worked to minimize the amount of inventory of semiconductors they hold. Original equipment manufacturers, distributors and contract manufacturers within the electronics industry have reduced their semiconductor component days of inventory on hand by approximately 20% over the past five years. Over the same five years, the industry average for semiconductor manufacturers inventory days on hand has increased by approximately 25%. As a consequence customers are generally providing less order backlog to the Company and other semiconductor suppliers, resulting in short order lead times and reduced visibility into customer demand. As a consequence of the short lead time environment and corresponding unpredictability of customer demand, the Company has increased its inventories approximately 20% over the past five years to maintain reliable service levels. If actual customer demand for the Company's products is different from the Company's estimated demand, product inventory may have to be scrapped, or the carrying value reduced, which could adversely affect the Company's business, financial condition, results of operations, or cash flows. In addition, the Company maintains a network of stocking representatives and distributors that carry inventory to service the volatile short-term demand of the end customer. Should the relationship with a distributor or stocking representative be terminated, the future level of product returns could be higher than the returns allowance established, which could negatively affect the Company's revenues and results of operations.

The markets that the Company serves frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. If the Company's products are unable to support the new features or performance levels required by OEMs in these markets, it would likely lose business from existing or potential customers and would not have the opportunity to compete for new design wins until the next product transition. If the Company fails to develop products with required features or performance standards, or experiences even a short delay in bringing a new product to market, or if its customers fail to achieve market acceptance of their products, its revenues could be significantly reduced for a substantial period of time.

Many semiconductor companies face risks associated with a dependence upon third parties that manufacture, assemble or package certain of its products. These risks include reduced control over delivery schedules and quality; inadequate manufacturing yields and excessive costs; the potential lack of adequate capacity during periods of excess demand; difficulties selecting and integrating new subcontractors; potential increases in prices; disruption in supply due to civil unrest, terrorism or other events which may occur in the countries in which the subcontractors operate; and potential misappropriation of the Company's intellectual property. The occurrence of any of these events may lead to increased costs or delay delivery of the Company's products, which would harm its profitability and customer relationships. Additionally, the Company's wafer and product requirements typically represent a relatively small portion of the total production of the third-party foundries and outside assembly, testing and packaging contractors. As a result, Micrel is subject to the risk that a foundry will provide delivery or capacity priority to other larger customers at the expense of Micrel, resulting in an inadequate supply to meet customer demand or higher costs to obtain the necessary product supply.

During periods when economic growth and customer demand have been less certain, both the semiconductor industry and the Company have experienced significant price erosion. If price erosion occurs, it will have the effect of reducing revenue levels and gross margins in future periods. Furthermore, the trend for the Company's customers to move their electronics manufacturing to Asian countries has brought increased pricing pressure for Micrel and the semiconductor industry. Asian based manufacturers are typically more concerned about cost and less concerned about the capability of the integrated circuits they purchase. The increased concentration of electronics procurement and manufacturing in the Asia Pacific region may lead to continued price pressure and additional product advertising costs for the Company's products in the future.

Because the standard products market for ICs is diverse and highly fragmented, the Company encounters different competitors in various market areas. Many of these competitors have substantially greater technical, financial and marketing resources and greater name recognition than the Company. The Company may not be able to compete successfully in either the standard products or custom and foundry products business in the future and competitive pressures may adversely affect the Company's financial condition, results of operations, or cash flows.

The success of companies in the semiconductor industry depends in part upon intellectual property, including patents, trade secrets, know-how and continuing technology innovation. The success of companies like Micrel may depend on their ability to obtain necessary intellectual property rights and protect such rights. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages or that any of its pending or future patent applications will be issued with the scope of the claims sought, if at all. Furthermore, others may develop technologies that are similar or superior to the Company's technology, duplicate technology or design around the patents owned by the Company. Additionally, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Claims alleging infringement of intellectual property rights have been asserted against the Company in the past and could be asserted against the Company in the future. These claims could result in the Company having to discontinue the use of certain processes; cease the manufacture, use and sale of infringing products; incur significant litigation costs and damages; attempt to obtain a license to the relevant intellectual property and develop non-infringing technology. The Company may not be able to obtain or renew such licenses on acceptable terms or to develop non-infringing technology. Existing claims or other assertions or claims for indemnity resulting from infringement claims, or the failure to obtain a key license or renew or renegotiate existing licenses on favorable terms could adversely affect the Company's business, financial condition, results of operations, or cash flows.

The significant investment in semiconductor manufacturing capacity and the rapid growth of circuit design centers in China may present a competitive threat to established semiconductor companies due to the current low cost of labor and capital in China. The emergence of low cost competitors in China could reduce the revenues and profitability of established semiconductor manufacturers.

There is intense competition for qualified personnel in the semiconductor industry, in particular design engineers. The Company may not be able to continue to attract and train engineers or other qualified personnel necessary for the development of its business or to replace engineers or other qualified personnel who may leave its employ in the future. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to the Company's product and process development programs.

Customers are requiring that the Company offer its products in lead-free packages. Governmental regulations in certain countries and customers' intention to produce products that are less harmful to the environment has resulted in a requirement from many of the Company's customers to purchase integrated circuits that do not contain lead. The Company has responded by offering its products in lead-free versions. While the lead-free versions of the Company's products are expected to be more friendly to the environment, the ultimate impact is uncertain. The transition to lead-free products may produce sudden changes in demand depending on the packaging method used, which may result in excess inventory of products packaged using traditional methods. This may have an adverse affect on the Company's results of operations. In addition, the quality, cost and manufacturing yields of the lead free products may be less favorable compared to the products packaged using more traditional materials which may result in higher costs to the Company.

Companies in the semiconductor industry are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Any failure to comply with present or future regulations could result in the imposition of fines, the suspension of production, alteration of manufacturing processes or a cessation of operations. In addition, these regulations could restrict the Company's ability to expand its facilities at their present locations or construct or operate a new wafer fabrication facility or could require the Company to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up prior discharges. The Company's failure to appropriately control the use of, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject it to future liabilities and could have a material adverse effect on its business.

The Statement of Financial Accounting Standards No.123R, "Share-Based Payment" requires the Company to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. As discussed in Note 7 of the Notes to Consolidated Financial Statements, the effect of the adoption of this accounting standard in 2006 has significantly increased stock based compensation expense in the current period and such expense is expected to continue in future periods. The requirement to recognize the cost of stock option awards as an expense in the financial statements has and will continue to reduce net income and earnings per share and may have an adverse affect on the value of the Company's common stock. If the Company reduces the number of stock option grants to employees to minimize the cost associated with share based incentive awards, it will most likely be more difficult for the Company to hire and retain employees.

Company-Specific Risks

In addition to the risks that affect multinational semiconductor companies listed above, there are additional risks which are more specific to the Company such as:

The Company's gross margin, operating margin and net income are highly dependent on the level of revenue and capacity utilization that the Company experiences. Semiconductor manufacturing is a capital-intensive business resulting in high fixed costs. If the Company is unable to utilize its installed wafer fabrication or test capacity at a high level, the costs associated with these facilities and equipment would not be fully absorbed, resulting in higher average unit costs and lower profit margins.

The cellular telephone (wireless handset) market comprises a significant portion of the Company's standard product revenues. The proportion of the Company's annual net revenues from customers serving the cellular telephone market for the years ended December 21, 2006, 2005 and 2004 was approximately 19%, 26% and 25%, respectively. Due to the highly competitive and fast changing environment in which the Company's cellular telephone customers operate, demand for the product the Company sells into this end market can change rapidly and unexpectedly. If the Company's cellular telephone customers acceptance of Micrel's products decreases, or if these customers lose market share, or accumulate too much inventory of completed handsets, the demand for the Company's products can decline sharply which could adversely affect the Company's revenues and results of operations.

An important part of the Company's strategy is to continue to focus on the market for high-speed communications ICs. During the first six months of 2006, orders and revenues for the Company's high-speed communications products increased. In the second half of 2006, order rates declined and revenues moderated for these products. If weakness from the telecommunications infrastructure and wire line networking markets continues, resulting in further reduction in demand for the Company's high bandwidth products, the Company's future revenue growth and profitability could be adversely affected.

The Company derives a significant portion of its net revenues from customers located in certain geographic regions or countries. A significant portion of the Company's net revenues come from customers located in South Korea. In the event that political tensions surrounding North Korea evolve into military or social conflict, or other factors disrupt the Korean economy, the Company's revenues, results of operations, cash flow and financial condition could be adversely affected. A significant portion of the Company's net revenues come from customers located in Taiwan and China. In the event that economic activity in these two countries declines, or is disrupted by geopolitical events, the Company's revenues and results of operations could be adversely affected.

The Company is involved in litigation. The Company has recently settled two lawsuits and is involved in one appeal. In September 2006, the Company resolved a patent litigation with Monolithic Power Systems; as a result, Micrel does not anticipate any additional legal expense associated with this litigation. On February 23, 2007, the Company settled a lawsuit in which Micrel was the plaintiff in an action against its former accounting firm, Deloitte & Touche. In another action where Micrel is a plaintiff and TRW is the defendant, Micrel is appealing a judgment entered against the Company. The judgment in the TRW case has been previously recorded in Micrel's financial statements. Micrel is involved in other minor lawsuits where Micrel is the defendant, but the Company does not expect significant legal costs with respect to these actions. Litigation is by its nature unpredictable and costly. If the level of effort required to prosecute or defend the Company's position in any of the lawsuits increases significantly, or if a judgment is entered against the Company, the resulting expense could adversely affect the Company's financial condition, results of operations and cash flows.

The Company manufactures most of its semiconductors at its San Jose, California fabrication facilities. The Company's existing wafer fabrication facility, located in Northern California, may be subject to natural disasters such as earthquakes. A significant natural disaster, such as an earthquake or prolonged drought, could have a material adverse impact on the Company's business, financial condition and operating results. Furthermore, manufacturing semiconductors requires manufacturing tools that are unique to each product being produced. If one of these unique manufacturing tools was damaged or destroyed, the Company's ability to manufacture the related product would be impaired and its business would suffer until the tool was repaired or replaced. Additionally, the fabrication of ICs is a highly complex and precise process. Small impurities, contaminants in the manufacturing environment, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, manufacturing equipment failures, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. The Company maintains approximately two to three months of inventory that has completed the wafer fabrication manufacturing process. This inventory is generally located offshore at third party subcontractors and can act to buffer some of the adverse impact from a disruption to the Company's San Jose wafer fabrication activity arising from a natural disaster such as an earthquake.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The majority of the Company's manufacturing operations are located in San Jose, California in a 57,000 square foot facility and an adjacent 63,000 square foot facility which are owned by the Company. The Company fabricates the majority of its wafers at this location in a 28,000 square foot clean room facility, which provides all production processes. In addition to wafer fabrication, the Company also uses this location as a testing facility. The Company's main executive, administrative, and technical offices are located in another 57,000 square foot facility in San Jose, California under a lease agreement that expires in April 2011.

Associated with the acquisition of Electronic Technology Corporation in 2000, the company owns a 12,175 square foot design facility in Huxley, Iowa.

The Company also leases small sales and technical facilities located in Tempe, AZ, Medford, NJ; Richardson, TX; Irvine, CA; Raleigh, NC; Seoul, Korea; Taipei, Taiwan; Shenzhen, P.R. China; Hong Kong; Singapore; Tokyo, Japan; Masterton, New Zealand; Newbury, U.K.; Livingston, Scotland; Frankfurt On Oder, Germany; Oslo, Norway; Solna, Sweden and Courtaboeuf Cedex, France.

The Company believes that its existing and planned facilities are adequate for its current manufacturing needs. The Company believes that if it should need additional space, such space would be available at commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

The information included in Note 11 of Notes to Consolidated Financial Statements under the caption "Litigation" in Item 15 of Part III is incorporated herein by reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

In the fourth quarter of 2006, no matters were submitted to a vote of security holders.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company did not sell any unregistered securities during the period covered by this Annual Report on Form 10-K.

The Company's Common Stock is listed on the Nasdaq National Market under the Symbol "MCRL." The range of daily closing sales prices per share for the Company's Common Stock from January 1, 2005 to December 31, 2006 was:

Year Ended December 31, 2006:	High	Low
Fourth quarter	$ 12.22	$ 9.19
Third quarter	$ 10.69	$ 8.30
Second quarter	$ 15.78	$ 9.55
First quarter	$ 14.82	$ 11.11
Year Ended December 31, 2005:	**High**	**Low**
Fourth quarter	$ 13.05	$ 9.87
Third quarter	$ 13.27	$ 11.03
Second quarter	$ 12.00	$ 8.07
First quarter	$ 10.59	$ 8.27

The reported last sale price of the Company's Common Stock on the Nasdaq National Market on December 29, 2006 was $10.78. The approximate number of holders of record of the shares of the Company's Common Stock was 511 as of February 23, 2007. This number does not include shareholders whose shares are held in trust by other entities. The actual number of shareholders is greater than this number of holders of record. The Company estimates that the number of beneficial shareholders of the shares of the Company's Common Stock as of February 23, 2007 was approximately 7,000.

The Company has authorized Common Stock, no par value and Preferred Stock, no par value. The Company has not issued any Preferred Stock.

The information required by this item regarding securities authorized for issuance under equity compensation plans is included under the caption "Equity Compensation Plan Information" in the Company's Proxy Statement to be filed in connection with the Company's 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

Dividend Policy

To date, the Company has not paid any cash dividends on its capital stock. To offset dilution from the Company's stock option plans, employee stock purchase plans and 401(k) plan, and in lieu of a dividend, the Company has repurchased shares of its common stock. See the following section, "Issuer Purchases of Equity Securities". In addition, the Company's existing credit facilities currently prohibit the payment of cash or stock dividends on the Company's capital stock without the lender's prior written consent. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and Note 6 of Notes to Consolidated Financial Statements contained in Item 8.

Issuer Purchases of Equity Securities

In March 2005, the Board of Directors approved a $75 million share repurchase program for calendar year 2005. In November, 2005 the Company's Board of Directors adopted a new plan which authorized the repurchase of common stock up to a maximum value of $75 million during the period from January 1, 2006 through December 31, 2006. In August 2006, the Company's Board of Directors approved an increase to the amount previously approved for share repurchase in calendar year 2006 to $100 million. In November 2006, the Company's Board of Directors approved a $50 million share repurchase program for calendar year 2007. Shares of common stock purchased pursuant to the repurchase program are cancelled upon repurchase and credited to an authorized and un-issued reserve account, and are intended to offset dilution from the Company's stock option plans, employee stock purchase plans and 401(k) plan. Repurchases of the Company's common stock during 2006 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet be Repurchased Under the Plans or Programs ($000)
January 2006	570,800	$ 11.63	570,800	$ 68,360
February 2006	297,500	$ 13.76	297,500	$ 64,267
March 2006	334,600	$ 13.71	334,600	$ 59,678
Total Q1 2006	1,202,900	$ 12.74	1,202,900	
April 2006	178,900	$ 15.04	178,900	$ 56,987
May 2006	441,544	$ 11.94	441,544	$ 51,715
June 2006	661,000	$ 10.45	661,000	$ 44,806
Total Q2 2006	1,281,444	$ 11.61	1,281,444	
July 2006	949,400	$ 9.11	949,400	$ 36,158
August 2006	1,265,500	$ 9.58	1,265,500	$ 49,037
September 2006	698,500	$ 10.01	698,500	$ 42,048
Total Q3 2006	2,913,400	$ 9.53	2,913,400	
October 2006	898,100	$ 9.85	898,100	$ 33,198
November 2006	224,700	$ 11.26	224,700	$ 30,667
December 2006	193,935	$ 11.24	193,935	$ 50,000
Total Q4 2006	1,316,735	$ 10.30	1,316,735	
Total 2006	6,714,479	$ 10.65	6,714,479	

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and consolidated financial statements and related notes thereto.

Income Statement Data:	**Years Ended December 31,**				
(in thousands, except per share amounts)	**2006[1]**	**2005[2]**	**2004[3]**	**2003**	**2002[4]**
Net revenues	$ 276,307	$ 250,356	$ 257,551	$ 211,726	$ 204,704
Cost of revenues*	116,201	116,564	134,854	128,007	139,554
Gross profit	160,106	133,792	122,697	83,719	65,150
Operating expenses:					
Research and development*	52,074	45,231	42,473	48,557	64,738
Selling, general and administrative*	49,016	46,159	38,590	30,417	43,265
Manufacturing facility impairment	—	—	—	(624)	23,357
Restructuring expense	269	—	584	286	5,536
Purchased in-process technology	—	—	303	—	—
Other operating expense	966	9,282	—	—	—
Total operating expenses	102,325	100,672	81,950	78,636	136,896
Income (loss) from operations	57,781	33,120	40,747	5,083	(71,746)
Other income, net	5,403	4,180	1,712	619	1,056
Income (loss) before income taxes	63,184	37,300	42,459	5,702	(70,690)
Provision (benefit) for income taxes	24,876	11,942	11,206	855	(29,690)
Net income (loss)	$ 38,308	$ 25,358	$ 31,253	$ 4,847	$ (41,000)
Net income (loss) per share:					
Basic	$ 0.47	$ 0.29	$ 0.34	$ 0.05	$ (0.44)
Diluted	$ 0.46	$ 0.29	$ 0.34	$ 0.05	$ (0.44)
Shares used in computing per share amounts:					
Basic	81,550	87,055	91,498	92,215	92,600
Diluted	82,842	87,971	93,083	93,786	92,600
*Share based compensation included in:					
Cost of revenues	$ 1,540	$ 159	$ 535	$ 1,104	$ 7,354
Research and development	3,341	161	723	1,604	11,430
Selling, general and administrative	3,534	450	1,263	1,430	11,105

Balance Sheet Data:	**December 31,**				
(in thousands)	**2006**	**2005**	**2004**	**2003**	**2002**
Working capital	$ 142,615	$ 165,180	$ 186,822	$ 195,026	$ 182,155
Total assets	300,273	319,540	334,146	337,439	330,675
Long-term debt and other obligations	453	475	2,047	8,179	19,237
Total shareholders' equity	238,042	257,686	284,887	283,609	273,619

(1) Operating results for the year ended December 31, 2006, include $2.9 million in revenues related to a patent license granted by Micrel to Monolithic Power Systems and $846,000 in accrued other expense related to a legal judgment against Micrel in a patent infringement suit with Linear Technology Corporation (see Note 11 of Notes to Consolidated Financial Statements). In addition, operating results for the year ended December 31, 2006, also include $714,000 in cost of revenues related to the settlement of a patent dispute with International Business Machines (see Note 14 of Notes to Consolidated Financial Statements). On January 1, 2006, Micrel adopted the provisions of SFAS No. 123R for recording share-based compensation. The Company's basic and diluted net income per share for 2006 was lower by $0.09 per share under SFAS No. 123R, than if the Company had continued to account for share-based compensation according to APB 25. (see Note 7 of Notes to Consolidated Financial Statements.)

(2) Operating results for the year ended December 31, 2005, include $9.3 million in accrued litigation expense related to a jury verdict against Micrel in its suit against TRW Automotive and for TRW Automotive in its countersuit against Micrel (see Note 11 of Notes to Consolidated Financial Statements.)

(3) Net income for the year ended December 31, 2004, includes $6.3 million in net reversals of accrued income and payroll tax liabilities as a result of the completion of a federal tax audit (see Note 8 of Notes to Consolidated Financial Statements.)

(4) Operating results for the year ended December 31, 2002, include $17.1 million in accelerated amortization of deferred stock compensation associated with options cancelled pursuant to an employee option exchange program. In addition, related to the closure of the Company's Santa Clara, California wafer fabrication facility, the Company recorded $5.5 million in restructuring expense and $23.4 million in manufacturing facility impairment expense (see Note 13 of Notes to Consolidated Financial Statements.)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Micrel designs, develops, manufactures and markets a range of high-performance analog power ICs, mixed-signal and digital ICs. These products address a wide range of end markets including cellular handsets, enterprise and portable computing, enterprise and home networking, wide area and metropolitan area networks and industrial equipment. The Company also manufactures custom analog and mixed-signal circuits and provides wafer foundry services for customers who produce electronic systems for communications, consumer and military applications.

To enhance the readers' understanding of the Company's performance, the following chronological overview of the Company's results for the years 2004 through 2006 have been provided.

The Company's 2004 revenues grew to the highest level since 2000, increasing 22 percent over 2003. The increase in customer demand in the first half of 2004 caused lead times for semiconductor components, including Micrel's, to expand as customers and distributors became concerned about availability of supply. The Company's revenues continued to grow in the first half of the year and gross margin, operating margin and net income increased on a sequential basis in both the first and second quarters. By the end of the second quarter, customers began to perceive that the supply of semiconductor components was generally sufficient and lead times for certain components began to shrink.

In the third and fourth quarter of 2004, demand was below normal seasonal levels as customers reacted quickly to uncertain demand for their products, decreasing semiconductor lead times and uncertain economic conditions by reducing their order rates. Customers in certain end markets such as networking, enterprise computing and high speed communications experienced lower demand for their end products than they had anticipated. This factor, combined with rapidly shrinking lead times from most semiconductor suppliers, led to lower order rates for the Company's products in the second half of 2004 as customers attempted to control their inventory levels. The Company's level of on hand inventory remained above prior year levels to provide a high level of customer service in response to shorter customer lead times. As a result of lower order rates, the Company's backlog and revenues declined in both the third and fourth quarter of 2004. Despite the decline in customer demand and revenue in the second half of 2004, the Company's continued focus on manufacturing cost reductions resulted in an eight percentage point increase in gross margin from 39.5% in 2003 to 47.6% in 2004.

In the first quarter of 2005, demand as measured by order rates, improved substantially over fourth quarter of 2004 levels. First quarter bookings increased by 40% over fourth quarter 2004 levels. The improvement in order rates was driven by customers serving the industrial, computing and communications end markets. Bookings from Micrel's major distributors increased in the first quarter after falling sharply in the second half of 2004 as distributors adjusted to shorter industry lead times and reduced their inventory levels. Despite increased bookings during the first quarter and lean supply chain inventory levels, order lead times from Micrel's customers continued to average two to three weeks.

In the second quarter of 2005, the ongoing short lead time environment continued to cause customers to order only what was required for their short term needs. Second quarter order rates declined from first quarter levels primarily due to lower order amounts from the Company's distributors and certain customers serving the wireless handset end market. Bookings from the Company's major sell-through distributors declined from strong first quarter levels and were less than overall resales for the second quarter as distributors attempted to increase their inventory turns to improve their return on working capital. In the wireless handset market, customers reduced both orders and production levels in coordination with efforts to reduce channel inventories of handsets. Second quarter 2005 net revenues of $62.1 million increased sequentially by 2%, but were 10% less than the net revenues of the year ago period. The Company continued to exercise pricing discipline for most of its products in an attempt to improve gross profit. Consequently, sales of certain products, such as those serving the SOHO Ethernet market and the low end personal computer market, declined resulting in a lower rate of revenue growth for the Company.

Third quarter 2005 order rates increased substantially from second quarter levels, increasing sequentially in all geographic regions. Throughout the third quarter, customers continued to place orders with short delivery requirements, even as the aggregate order level increased. Order levels from the Company's distributors increased in the third quarter, returning to a level consistent with sales of Micrel's products to their end customers. Third quarter net revenues increased sequentially by 1% to $62.5 million, but were 8% below the revenue level of the year ago period.

Continued broad based demand, combined with lean channel inventories and short lead times, resulted in higher order rates for the Company in the fourth quarter of 2005. Order strength in the quarter from customers serving the industrial and communications end markets, and from the Company's major distributors, resulted in the second highest quarterly booking level since calendar year 2000. Net revenues increased 4% on a sequential basis in the fourth quarter to $65.1 million and were 10% above the net revenues in the year ago period. Although order rates increased in the fourth quarter, customer lead times remained short, averaging three to four weeks.

In 2005, the Company's gross margin improved continuously throughout the year, returning to levels recorded in the year 2000 despite significantly lower levels of revenue and capacity utilization. The increase in gross margin was in part, due to better pricing discipline, improved sales mix of higher margin products, ongoing manufacturing cost reductions and lower depreciation expense as a result of disciplined capital spending.

In the first quarter of 2006, broad based strength in customer demand, combined with continued lean channel inventories resulted in the highest quarterly booking level for Micrel since calendar year 2000. Orders from customers serving the communications and industrial end markets strengthened in the first quarter. Bookings from Micrel's major sell-through distributors also increased sequentially in the first quarter. Increased end customer demand led these distributors to extend their order backlog with Micrel during the quarter. This resulted in a distributor book-to-bill substantially above one as our distributors attempted to increase their inventories and ensure availability of supply for the second quarter of 2006. Bookings from our direct OEM customers and sell-in stocking representatives also increased on a sequential basis, despite typical seasonal slowness in the handset and personal computing end markets. Net revenues increased 5% on a sequential basis to $68.2 million and were 12% above the net revenues of the year-ago period. The sequential growth in net revenues was primarily the result of increased demand from customers serving the wireline communications end market and higher resales of the Company's products through its distributors. The first quarter strength in sales to the communications and industrial end markets was partially offset by seasonal declines in sales to the wireless handset (primarily in Korea) and computing end markets.

In the first quarter of 2006, the Company recorded the highest quarterly gross margin as of that time in its history. The first quarter gross margin of 58.5% exceeded the previous peak gross margins recorded in the year 2000, when revenue levels were substantially higher. The sequential improvement in gross margin was primarily the result of a richer sales mix driven by increased sales of higher margin wireline communications products. Despite an increase of $2.0 million in equity-based compensation expense as a result of the adoption of SFAS No. 123R, the Company's operating profit increased on both a sequential and year-over-year basis. Operating margin improved to 20% of net revenues in the first quarter of 2006 from 19% in the fourth quarter of 2005 and 15% in the year-ago period. The Company's inventory increased on a sequential basis in response to higher demand and in order to provide competitive lead times to our customers. The sequential increase in inventory added approximately one percentage point to first quarter gross margin, about the same as that experienced in the fourth quarter of 2005.

In the second quarter of 2006, overall order rates moderated from the levels experienced in the first quarter. Orders from the Company's sell-through distributors declined in the second quarter of 2006 as compared to levels in the first quarter of 2006. Orders from direct OEM customers in the second quarter increased sequentially in both North America and Europe, while bookings from Asia-based OEM's decreased from the first quarter of 2006, primarily due to lower demand from customers serving the computing and handset end markets. Second quarter 2006 net revenues of $70.2 million increased by 3% sequentially and were 13% above the prior year period. The growth in net revenues continued to be led by demand from customers serving the wireline communications end market. This growth was partially offset by continued weakness in demand from Korean-based customers serving the wireless handset end market as they experienced a sequential decline in handset shipments during the second quarter.

Second quarter 2006 gross margin of 57.3% declined by 1.2 percentage points as compared to the first quarter of 2006 but was up 5.5 percentage points from the 51.8% reported for the comparable period in 2005. The sequential decline in gross margin was primarily the result of normal fluctuations in sales mix and changes in inventory combined with a greater unfavorable impact from stock compensation expense. Operating margin of 19.7% was flat on a sequential basis and up from 1.3% in the second quarter of 2005. Operating income for the second quarters of 2006 and 2005 includes $935,000 and $9.3 million, respectively, in accrued litigation expense (see Note 11 of Notes to Consolidated Financial Statements.) The Company's on-hand inventories increased by $1.5 million on a sequential basis. The majority of the second quarter inventory growth was for purchased Ethernet product materials driven by increased customer demand coupled with long 3rd party foundry cycle times. Micrel's channel inventories at both Asia-based stocking representatives and sell-through distributors increased on a sequential basis in the second quarter. Resales of the Company's products through the distribution channel increased by approximately 10% in the second quarter of 2006, while sales through Asian-based stocking representatives were roughly flat in the second quarter. Overall inventory turns for Micrel's sell-through distributors and Asian-based stocking representatives remained within historical average levels at the end of the second quarter of 2006.

In the third quarter of 2006, overall order rates declined on a sequential basis, primarily because the Company's sell-through distributors reduced orders and consumed backlog in an attempt to control inventory levels. Orders from direct OEM customers increased slightly on a sequential basis in the third quarter primarily due to higher bookings from customers serving the wireless handset and computing end markets, and increased foundry orders. Third quarter 2006 net revenues of $73.5 million increased by 5% sequentially and were 18% above the prior year period. Continued strength from the industrial end market, combined with a rebound in the Company's wireless handset business, led the product revenue growth in the third quarter. Third quarter resales of the Company's products through the distribution channel increased slightly in what is traditionally a seasonally slow period for North American and European distributors. Sales to the wireline communications markets slowed in the quarter after rapid growth in the first half of 2006. Third quarter net revenues included $2.9 million associated with a patent license that was previously under litigation.

Third quarter 2006 gross margin of 58.6% matched the highest level in the Company's history. Operating profit was $18.1 million and operating margin improved to 24.6% of sales. The settlement of intellectual property matters, and related licensing revenues and expenses, resulted in $2.2 million of net pre-tax operating income in the third quarter, increasing third quarter 2006 net income by $0.02 per diluted share. The Company's September ending on-hand inventory increased $2.6 million from the second quarter. The majority of the inventory growth was for purchased material for Ethernet products, as manufacturing cycle times at the foundries that manufacture Ethernet products declined during the third quarter while end demand for certain Ethernet products decreased. Channel inventories at Micrel's Asia-based stocking representatives remained flat from the end of the second quarter, while channel inventories at the Company's sell-through distributors decreased on a sequential basis after growing in the previous three quarters.

During the fourth quarter of 2006 customers reduced inventory levels, which we believe was caused by uncertain demand for their end products and the perception that semiconductor components were readily available. Order rates were slightly lower than the third quarter, and remained below the level of fourth quarter revenues. Bookings from the Company's sell-through distributors rebounded during the fourth quarter, which we believe indicates that distributors inventories are in balance with end demand. Fourth quarter net revenues were $64.5 million, a decrease of 12% from third quarter revenues of $73.5 million and 1% lower than revenues of $65.1 million recorded in the year-ago period. The sequential decline in sales resulted primarily from reduced demand from wireless handset manufacturers combined with lower distribution revenues and the absence of patent license revenue. Gross margin of 57.2% declined from the previous quarter primarily due to lower revenues and the impact of reduced manufacturing volumes leading to less absorption of fixed cost. Fourth quarter operating profit was $12.4 million or 19.2% of sales. The Company's inventory was flat on a sequential basis as the Company reduced manufacturing activity in response to reduced demand. Channel inventories also remained roughly flat from third quarter levels.

Micrel's overall financial performance in 2006 was one of the best on an annual basis in the Company's history. Revenues of $276.3 million were the second highest annual amount ever recorded. Total sales increased by 10.4% over the $250.3 million posted in 2005. Gross margin of 57.9% improved for the fourth consecutive year and reached the highest level in the Company's history, exceeding previous peak levels recorded in the year 2000 when revenues were 25% higher than 2006. Income from operations of $57.8 million increased by 74% from the $33.1 million recorded in 2005. Operating margin improved to 20.9% from 13.3% in 2005.

Year 2006 marked the 27th year out of Micrel's 28-year history that the Company was profitable. Year 2006 net income was $38.3 million, or $0.46 per diluted share, an increase of 50% from $25.4 million, or $0.29 per diluted share in 2005. Year 2006 net income and earnings per share were the second highest ever recorded by Micrel on an annual basis. Operating cash flow for the year of 2006 was $59 million. As of December 31, 2006, the Company maintained cash and short-term investment balances of $110 million.

In 2004, Micrel acquired BlueChip Communications AS ("BlueChip") of Oslo, Norway. BlueChip is a fabless semiconductor company that designs, develops and markets high performance RF ICs and modules for the actuation and connectivity markets. The acquisition was accounted for as a purchase under SFAS 141 "Business Combinations" and, accordingly, the results of operations of BlueChip from the date of acquisition forward have been included in the Company's consolidated financial statements. (see Note 2 of Notes to Consolidated Financial Statements).

The Company derives a substantial portion of its net revenues from standard products. For 2006, 2005 and 2004 the Company's standard products sales accounted for 93%, 96%, and 96%, respectively, of the Company's net revenues. The Company believes that a substantial portion of its net revenues in the future will depend upon standard products sales, although such sales as a proportion of net revenues may vary as the Company adjusts product output levels to correspond with varying economic conditions and demand levels in the markets which it serves. The standard products business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to the customer. Since most standard products backlog is cancelable without significant penalty, the Company typically plans its production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. In addition, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls.

The Company may experience significant fluctuations in its results of operations. Factors that affect the Company's results of operations include the volume and timing of orders received, changes in the mix of products sold, the utilization level of manufacturing capacity, competitive pricing pressures and the successful development of new products. These and other factors are described in further detail later in this discussion and in Item 1A. As a result of the foregoing or other factors, there can be no assurance that the Company will not experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect the Company's business, financial condition, results of operations or cash flows.

Critical Accounting Policies and Estimates

The financial statements included in this Form 10-K and discussed within this Management's Discussion and Analysis of Financial Condition and Results of Operations have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For a detailed discussion of the Company's significant accounting policies, see Note 1 of Notes to Consolidated Financial Statements. The Company considers certain accounting policies related to revenue recognition, inventory valuation, share-based accounting, income taxes, and litigation to be critical to the fair presentation of its financial statements.

Revenue Recognition and Receivables. Micrel generates revenue by selling products to OEM's, distributors and stocking representatives. Stocking representative firms may buy and stock the Company's products for resale or may act as the Company's sales representative in arranging for direct sales from the Company to an OEM customer. The Company's policy is to recognize revenue from sales to customers when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection of the resulting receivable is reasonably assured.

Micrel allows certain distributors, primarily located in North America and Europe, and in certain countries in Asia, significant return rights, price protection and pricing adjustments subsequent to the initial product shipment. As these returns and price concessions have historically been significant, and future returns and price concessions are difficult to reliably estimate, the Company defers recognition of revenue and related cost of sales (in the balance sheet line item "deferred income on shipments to distributors") derived from sales to these distributors until they have resold the Company's products to their customers. Although revenue recognition and related cost of sales are deferred, the Company records an accounts receivable and relieves inventory at the time of initial product shipment. As standard terms are FOB shipping point, payment terms are enforced from shipment date and legal title and risk of inventory loss passes to the distributor upon shipment. In addition, where revenue is deferred upon shipment and recognized on a sell-through basis, the Company may offer price adjustments to its distributors to allow the distributor to price the Company's products competitively for specific resale opportunities. The Company estimates and records an allowance for distributor price adjustments for which the specific resale transaction has been completed, but the price adjustment claim has not yet been received and recorded by the Company.

Sales to OEM customers and Asian based stocking representatives are recognized based upon the shipment terms of the sale transaction when all other revenue recognition criteria have been met. The Company does not grant return rights, price protection or pricing adjustments to OEM customers. The Company offers limited contractual stock rotation rights to stocking representatives. In addition, the Company is not contractually obligated to offer, but may infrequently grant, price adjustments or price protection to certain stocking representatives on an exception basis. At the time of shipment to OEMs and stocking representatives, an allowance for returns is established based upon historical return rates, and an allowance for price adjustments is established based on an estimate of price adjustments to be granted. Actual future returns and price adjustments could be different than the allowance established.

The Company also maintains an allowance for doubtful accounts for estimated uncollectible accounts receivable. This estimate is based on an analysis of specific customer creditworthiness and historical bad debts experience. Actual future uncollectible amounts could exceed the doubtful accounts allowance established.

Inventory Valuation. Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company records adjustments to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecasted demand for its products. If actual future demand for the Company's products is less than currently forecasted, additional inventory adjustments may be required. Once an inventory write-down provision is established, it is maintained until the product to which it relates is sold or otherwise disposed of. This treatment is in accordance with Accounting Research Bulletin 43 and SEC Staff Accounting Bulletin 100 "Restructuring and Impairment Charges."

Share-Based Compensation. Prior to fiscal 2006, the Company accounted for share-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25. Effective January 1, 2006, Micrel adopted the provisions of SFAS No. 123R using the modified-prospective transition method. Under SFAS No. 123R share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense in the statement of operations. To determine fair value, the Company uses the Black-Scholes valuation model which requires input factors such as expected term, stock price volatility, dividend rate and risk free interest rate. In addition, SFAS No. 123R requires an estimate of expected forfeiture rates of stock grants and share-based compensation expense is to be only recognized for those shares expected to vest. Determining the input factors, such as expected term, expected volatility and estimated forfeiture rates, requires significant judgment based on subjective future expectations.

Income Taxes. Deferred tax assets and liabilities result primarily from temporary timing differences between book and tax valuation of assets and liabilities, and state research and development credit carryforwards. The Company must regularly assess the likelihood that future taxable income levels will be sufficient to ultimately realize the tax benefits of these deferred tax assets. As of December 31, 2006, the Company believes that future taxable income levels will be sufficient to realize the tax benefits of these deferred tax assets and has not established a valuation allowance. Should the Company determine that future realization of these tax benefits is not more likely than not, a valuation allowance would be established, which would increase the Company's tax provision in the period of such determination.

In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company records liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes may be due. Actual tax liabilities may be different than the recorded estimates and could result in an additional charge or benefit to the tax provision in the period when the ultimate tax assessment is determined.

Litigation. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. The Company has recently settled cases involving intellectual property claims (see Note 11 of Notes to Consolidated Financial Statements). An estimated liability is accrued when it is determined to be probable that a liability has been incurred and the amount of loss can be reasonably estimated. The liability accrual is charged to income in the period such determination is made. The Company regularly evaluates current information available to determine whether such accruals should be made.

Results of Operations

The following table sets forth certain operating data as a percentage of total net revenues for the periods indicated.

	Years Ended December 31,		
	2006	2005	2004
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	42.1	46.6	52.4
Gross profit	57.9	53.4	47.6
Operating expenses:			
Research and development	18.8	18.1	16.5
Selling, general and administrative	17.7	18.4	15.0
Restructuring expense	0.1	—	0.2
Acquisition expenses	—	—	0.1
Other operating expense	0.4	3.7	—
Total operating expenses	37.0	40.2	31.8
Income from operations	20.9	13.2	15.8
Other income, net	2.0	1.7	0.7
Income before income taxes	22.9	14.9	16.5
Provision for income taxes	9.0	4.8	4.4
Net income	13.9%	10.1%	12.1%

Net Revenues. Net revenues increased 10% to $276.3 million for the year ended December 31, 2006 from $250.4 million in 2005 due to increased standard product revenues and increased other products revenues.

Standard product revenues increased 8% to $258.2 million, which represented 93% of net revenues for the year ended December 31, 2006, compared to $239.2 million and 96% of net revenues for 2005. These increases resulted primarily from increased shipments of standard products to the industrial, networking and high-speed communications end markets.

Other products revenues which consist primarily of custom and foundry products revenues and revenues from the license of patents, increased 62% to $18.1 million, which represented 7% of net revenues for the year ended December 31, 2006, compared to $11.2 million and 4% of net revenues for 2005. These increases partially resulted from a $2.9 million patent license included in 2006 combined with increased shipments of foundry and custom products.

For the year ended December 31, 2005, net revenues decreased 3% to $250.4 million from $257.6 million in 2004 due to decreased standard product revenues. Standard product revenues decreased 3% to $239.2 million, which represented 96% of net revenues for the year ended December 31, 2005, compared to $246.6 million and 96% of net revenues for 2004. These decreases resulted primarily from decreased unit shipments of standard products to the high speed communications and networking end markets. Other product revenues increased 2% to $11.2 million, which represented 4% of net revenues for the year ended December 31, 2005, compared to $11.0 million and 4% of net revenues for 2004.

Customer demand for semiconductors can change quickly and unexpectedly. The Company's revenue levels have been highly dependent on the amount of new orders that are received for which product is requested to be delivered to the customer within the same quarter. Within the semiconductor industry these orders that are booked and shipped within the quarter are called "turns fill" orders. When the turns fill level exceeds approximately 35% of quarterly revenue, it makes it very difficult to predict near term revenues and income. Because of the long cycle time to build its products, the Company's lack of visibility into demand when turns fill is high makes it difficult to predict what product to build to match future demand. During 2006, the Company averaged approximately 50% to 55% turns fill per quarter compared to approximately 55% to 60% turns fill per quarter during 2005.

As noted in Item 1A "Risk Factors" and in the overview section of this Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations", a secular trend has developed over the last five years whereby customers in the semiconductor supply chain have worked to minimize the amount of inventory of semiconductors they hold. As a consequence, customers are generally providing less order backlog to the Company and other semiconductor suppliers, and relying on short lead times to buffer their build schedules. Shorter lead times reduce visibility into end demand and increase the reliance on turns fill orders. To deal with these market forces while maintaining reliable service levels, the Company and other semiconductor suppliers are carrying higher relative levels of inventory compared with historical averages prior to 2001. The reluctance of customers to provide order backlog together with short lead times and the uncertain growth rate of the world economy, make it difficult to precisely predict future levels of sales and profitability.

International sales represented 70%, 75%, and 76% of net revenues for the years ended December 31, 2006, 2005 and 2004, respectively. On a dollar basis, international sales increased 3% to $193.5 million for the year ended December 31, 2006 from $187.2 million for the comparable period in 2005. These increases resulted primarily from increased shipments of high speed communications products primarily in Europe.

The trend for the Company's customers to move their electronics manufacturing to Asian countries has brought increased pricing pressure for Micrel and other semiconductor manufacturers. Asian based manufacturers are typically more concerned about cost and less concerned about the capability of the integrated circuits they purchase. This can make it more difficult for United States based companies to differentiate themselves except by price. The increased concentration of electronics procurement and manufacturing in the Asia Pacific region has led, and may continue to lead, to continued price pressure for the Company's products in the future.

Share-Based Compensation. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R using the modified prospective transition method and therefore has not restated results for prior periods. The Company's results of operations for the year ended December 31, 2006 were impacted by the recognition of non-cash expense related to the fair value of share-based compensation awards. During 2006, Micrel recorded $8.4 million in pre-tax share-based compensation expense, of which $1.5 million is included in cost of revenues, $3.3 million is included in research and development expense and $3.5 million is included in sales, general and administrative expense.

Prior to January 1, 2006, the Company accounted for share-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". During the years 1996 through December 2001, certain of the Company's option pricing practices resulted in stock compensation expense under APB No. 25. In addition, the Company assumed certain stock options granted to employees of Kendin Communications in connection with the acquisition of Kendin Communications in 2001 which were compensatory under APB No. 25. For the years ended December 31, 2005 and 2004, total amortization of deferred stock compensation was $770,000 and $2.5 million, respectively.

Gross Profit. Gross profit is affected by a variety of factors including the volume of product sales, product mix, manufacturing capacity utilization, product yields and average selling prices. The Company's gross margin increased to 58% for the year ended December 31, 2006 from 53% for the year ended December 31, 2005. The increases in gross margin resulted primarily from a greater sales mix of higher margin products combined with decreased depreciation, decreased wafer fabrication costs and decreased external assembly and test costs, which were partially offset by increased share-based compensation costs due to the adoption of SFAS No. 123R. Depreciation and amortization as a percent of sales declined to 6.3% for the year ended December 31, 2006 as compared to 8.0% for 2005. This reduction in depreciation was primarily due to existing equipment becoming fully depreciated, which was partially offset by additional depreciation on new equipment purchases. In addition, included in gross profit for the year ended December 31, 2006 is $2.9 million in net revenues for a patent license (see Note 11 of Notes to Consolidated Financial Statements), which is partially offset by a $714,000 charge to cost of revenues related to the settlement of a patent dispute (see Note 11 of Notes to Consolidated Financial Statements.)

For the year ended December 31, 2005, the Company's gross margin increased to 53% from 48% for the year ended December 31, 2004. The increase in gross margin resulted primarily from a greater sales mix of higher margin products combined with decreased depreciation, decreased wafer fabrication costs and decreased external assembly and test costs. In addition, gross profit for the year ended December 31, 2004 includes the reversal of $1.1 million of accrued payroll tax liabilities, recorded in the second quarter of 2004, associated with the conclusion of a tax audit (see Note 8 of Notes to Consolidated Financial Statements). Depreciation and amortization (excluding amortization of deferred stock compensation) as a percent of sales declined to 8.0% for the year ended December 31, 2005 from 9.6% for the same period in 2004.

Research and Development Expenses. Research and development expenses as a percentage of net revenues represented 19% and 18% for the years ended December 31, 2006 and 2005, respectively. On a dollar basis, research and development expenses increased $6.8 million or 15% to $52.1 million for the year ended December 31, 2006 from $45.2 million in 2005. These increases were primarily due to increased share-based compensation costs due to the adoption of SFAS No. 123R combined with increased prototype fabrication costs. The Company believes that the development and introduction of new products is critical to its future success and expects to continue its investment in research and development activities in the future.

For the year ended December 31, 2005, research and development expenses increased $2.8 million or 6% to $45.2 million from $42.5 million in 2004. This increase was primarily due to increased prototype fabrication costs combined with increased staffing costs, which was partially offset by decreased depreciation costs. In addition, 2004 included a benefit of $1.7 million from the reversal of accrued payroll tax liabilities associated with the conclusion of a tax audit (see Note 8 of Notes to Consolidated Financial Statements).

Selling, General and Administrative Expenses. As a percentage of net revenues, selling, general and administrative expenses represented 18% for both of the years ended December 31, 2006 and 2005. On a dollar basis, selling, general and administrative expenses increased $2.9 million or 6% to $49.0 million for the year ended December 31, 2006 from $46.2 million for the comparable period in 2005. These increases were primarily due to increased share-based compensation costs due to the adoption of SFAS No. 123R and increased staffing costs, including salaries and sales commissions, which were partially offset by decreased outside legal costs.

For the year ended December 31, 2005 selling, general and administrative expenses increased $7.6 million or 20% to $46.2 million from $38.6 million for the comparable period in 2004. The increase was principally attributable to increased outside legal costs, primarily associated with litigation activity, combined with increased staffing costs. In addition, 2004 included a benefit of $1.1 million from the reversal of accrued payroll tax liabilities associated with the conclusion of a tax audit. (see Note 8 of Notes to Consolidated Financial Statements).

Purchased in-process technology. In 2004, Micrel acquired 100% of the outstanding common stock and options to purchase common stock of BlueChip, in a cash-for-stock transaction. Micrel paid approximately $2 million in cash and incurred approximately $300,000 in direct acquisition costs for the outstanding BlueChip securities and options. The purchase cost allocation, as adjusted for the final determination of certain contingent consideration, resulted in $1.7 million of the purchase cost allocated to intangible assets. Of that amount, $303,000 was expensed during the year ended December 31, 2004 to purchased in-process technology, which had not reached technological feasibility and had no alternative future. The remaining $1.4 million in intangible assets are included in intangible assets in the accompanying consolidated balance sheets and are being amortized on a straight line basis over their useful lives of three to five years (see note 2 of Notes to Consolidated Financial Statements).

Restructuring Expense. In September 2002, the Company approved a plan to close its Santa Clara, California wafer fabrication facility to reduce costs and improve operating efficiencies. During 2003, the Company ceased all manufacturing processes within the Santa Clara facility and completed the relocation of all employees to its San Jose, CA facilities. As of December 31, 2006, the remaining restructuring accrual related to this facility closure was $1.6 million (see Note 13 of Notes to Consolidated Financial Statements) and is classified as other current liabilities. Actual future costs may be different than these estimates and would require an adjustment to restructuring expense in the period such determination is made.

Other Operating Expense. Other operating expenses in 2006 consist primarily of accrued costs related to the settlement of patent infringement lawsuits (see Note 11 of Notes to Consolidated Financial Statements).

During the year ended December 31, 2005, the Company recorded $9.3 million in other operating expense related to a jury verdict against Micrel in its suit against TRW Automotive and for TRW Automotive in its countersuit against Micrel. (see Note 11 of Notes to Consolidated Financial Statements).

Other Income, Net. Other income, net reflects interest income from investments in short-term investment securities and money market funds and other non-operating income, offset by interest expense incurred on term notes and accrued interest related to accrued litigation liabilities. Other income, net increased $1.2 million to $5.4 million for the year ended December 31, 2006 from $4.2 million for the comparable period in 2005. These increases were primarily due to an increase in average interest rates and returns on investment balances, which was partially offset by increased accrued interest expense related to accrued litigation liabilities.

For the year ended December 31, 2005 other income, net increased by $2.5 million to $4.2 million from $1.7 million in 2004. The increase was primarily due to an increase in the average interest rate earned on investment of cash and short term investment balances.

Provision for Income Taxes. For the year ended December 31, 2006, the provision for income taxes was $24.9 million or 39.4% of income before taxes as compared to $11.9 million or 32% of income before taxes for the comparable period in 2005. The tax rate increase is due primarily to the effects of nondeductible share-based compensation expense combined with a reduced impact of federal qualified production activity deductions and federal and state research and development credits due to significantly increased income before tax in 2006. The provision for income taxes differs from taxes computed at the federal statutory rate primarily due to the effect of nondeductible share-based compensation expense, state income taxes, state research and development credits, and federal qualified production activity deductions.

For the year ended December 31, 2004, the provision for income taxes was $11.2 million or 26% of income before taxes. The income tax provision for 2004 was based on the Company's estimated annual statutory tax rate of 35% of pretax income, reduced by a $3.8 million reversal of accrued income tax liabilities in the second quarter of 2004, as a result of the completion of a federal income tax audit (see Note 8 of Notes to Consolidated Financial Statements).

Liquidity and Capital Resources

Since inception, the Company's principal sources of funding have been its cash from operations, bank borrowings and sales of common stock. Principal sources of liquidity at December 31, 2006, consisted of cash and short-term investments of $107.3 million and a $6.0 million revolving line of credit from a commercial bank under which the Company could borrow $5.1 million (see Note 6 of Notes to Consolidated Financial Statements).

Associated with the acquisition of BlueChip, the Company has $80,000 outstanding in term notes payable to the Norwegian Industrial and Regional Development Fund.

The Company generated $59.0 million in cash flows from operating activities for the year ended December 31, 2006, which was primarily attributable to net income after adding back non-cash activities of $62.7 million (consisting primarily of $17.2 million in depreciation and amortization and $8.4 million in share-based compensation) combined with a $4.4 million decrease in accounts receivable and a $7.6 million increase in deferred income on shipments to distributors, which were partially offset by $6.5 million increase in inventories, a $2.1 million increase in prepaid expenses and other assets combined with a $4.9 million decrease in income taxes payable and a $3.1 million decrease in accounts payable.

For the year ended December 31, 2005, cash flows provided by operating activities of $57.7 million were primarily attributable to net income after adding back non-cash activities of $41.6 million (consisting primarily of $20 million in depreciation offset in part by a $6.8 million increase in deferred income taxes) combined with a $5.3 million decrease in inventories, a $4.3 million increase in accounts payable, a $7.3 million increase in other accrued liabilities and a $2.1 million increase in accrued compensation, which were partially offset by a $3.5 million increase in accounts receivables.

The Company generated $12.4 million of cash from investing activities during the year ended December 31, 2006, which was primarily comprised of $33.4 million from the net proceeds from the sale of short-term investments, which was partially offset by $16.8 million in purchases of property, plant and equipment, $1.6 million in purchases of intangible assets and $2.6 million increase in restricted cash (see Note 1 of Notes to Consolidated Financial Statements).

For the year ended December 31, 2005, the Company used cash of $14.3 million in investing activities comprised of $14.4 million in purchases of property, plant and equipment, which was partially offset by net proceeds of $115,000 from the sale of short-term investments.

The Company used $67.3 million of cash in financing activities during the ended December 31, 2006, primarily for the repurchase of $71.5 million of the Company's common stock, which was partially offset by $4.1 million in proceeds from employee stock transactions.

Cash used by financing activities during the year ended December 31, 2005 of $56.6 million was the result of $63.4 million used to repurchase 6,065,300 shares of common stock which was partially offset by proceeds from the issuance of common stock through employee stock transactions of $6.9 million.

The Company currently intends to spend approximately $20 million to $30 million to purchase capital equipment and make facility improvements during the next twelve months primarily for manufacturing equipment for wafer fabrication and product testing and additional research and development related software and equipment. The Company is currently authorized by its Board of Directors to repurchase an additional $50 million of its common stock through December 31, 2007. Since inception, the Company's principal sources of funding have been its cash from operations, bank borrowings and sales of common stock. The Company believes that its cash from operations, existing cash balances and short-term investments, and its credit facility will be sufficient to meet its cash requirements for the next twelve months. In the longer term, the Company believes future cash requirements will continue to be met by its cash from operations, credit arrangements and future debt or equity financings as required.

Recently Issued Accounting Standards

Please refer to the caption "New Accounting Standards" within Note 1 of Notes to Consolidated Financial Statements for a discussion of the expected impact of recently issued accounting standards.

Contractual Obligations and Commitments

As of December 31, 2006, the Company had the following contractual obligations and commitments (in thousands):

		Payments Due By Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt (see Note 6 of Notes to Consolidated Financial Statements)	$ 80	$ 80	$ —	$ —	$ —
Operating leases (see Note 9 of Notes to Consolidated Financial Statements)	6,392	1,844	2,959	1,589	—
Accrued litigation liability (see Note 11 of Notes to Consolidated Financial Statements)	9,282	9,282	—	—	—
Open purchase orders	22,700	22,700	—	—	—
Total	$ 38,454	$ 33,906	$ 2,959	$ 1,589	$ —

Open purchase orders are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable pricing provisions; and the approximate timing of the transactions.

Borrowing agreements consisted of a $6.0 million revolving line of credit from a commercial bank. The revolving line of credit agreement includes a provision for the issuance of commercial or standby letters of credit by the bank on behalf of the Company. The value of all letters of credit outstanding reduces the total line of credit available. There were no borrowings under the revolving line of credit at December 31, 2006 and there were $875,000 in standby letters of credit outstanding. The letters of credit are issued to guarantee payments for the Company's workers compensation program.

The Company has no other off-balance sheet arrangements and has not entered into any transactions involving unconsolidated, limited purpose entities or commodity contracts.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At December 31, 2006, the Company held $15.1 million in short-term investments. Short-term investments consist primarily of liquid debt instruments and are classified as available-for-sale securities. Investments purchased with remaining maturity dates of greater than three months and less than 12 months are classified as short-term. Investments purchased with remaining maturity dates of 12 months or greater are classified as long-term. The short-term investments held at December 31, 2006 are primarily fixed rate securities. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percent from levels at December 31, 2006, the fair value of the short-term investments would decline by an immaterial amount. The Company generally expects to have the ability to hold its fixed income investments until maturity and therefore would not expect operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on short-term investments.

At December 31, 2006, the Company held an insignificant amount of fixed-rate long-term debt subject to interest rate risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's financial statements are set forth on pages 39 through 70 and supplementary data are set forth on pages 71 through 72, which follow Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). In designing and evaluating the disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2006.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in the report entitled "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the criteria set forth in "Internal Control — Integrated Framework," management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning the directors and officers of the Company is included in the Company's Proxy Statement to be filed in connection with the Company's 2007 Annual Meeting of Shareholders under the captions "Election of Directors" and "Certain Information with Respect to Executive Officers," respectively, and is incorporated herein by reference. There have been no material changes to the procedures by which security holders may recommend nominees to the Company's Board of Directors.

The Company has an Audit Committee composed of independent directors. The information required by this item with respect to the Audit Committee and "audit committee financial experts" is incorporated by reference from the Company's Proxy Statement to be filed in connection with the Company's 2007 Annual Meeting of Shareholders under the caption, "Committees and Meetings of the Board of Directors."

The information concerning compliance with Section 16(a) of the Exchange Act is included in the Company's Proxy Statement to be filed in connection with the Company's 2007 Annual Meeting of Shareholders under the caption "Section 16(A) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.

The Company has adopted a code of ethics that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company's code of ethics has been filed as Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and is incorporated herein by reference. The Company's code of ethics can also be viewed at www.micrel.com.

On February 16, 2007, at a special meeting, the Board of Directors of Micrel, Inc. elected Neil J. Miotto to serve on the Company's Board of Directors, effective immediately. Mr. Miotto will replace Mr. George Kelly, who resigned from the Board on February 9, 2007. For approximately the past year, the Nominating Committee has been conducting a search for, and has identified, qualified candidates to serve on the Board and its committees.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item concerning executive compensation is included under the captions "Executive Compensation" and "Stock Option Grants and Exercise" in the Company's Proxy Statement to be filed in connection with the Company's 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

The information required by this item concerning compensation committee interlocks and insider participation is included under the captions "Compensation Committee Interlocks And Insider Participation" in the Company's Proxy Statement to be filed in connection with the Company's 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

The information required by this item concerning the Compensation Committee Report is included in the Company's Proxy Statement to be filed in connection with the Company's 2007 Annual Meeting of Shareholders. Such information shall be deemed "furnished" and not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed incorporated by reference into any filing of the Company as a result of furnishing the disclosure in this manner.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item is included under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Company's Proxy Statement to be filed in connection with the Company's 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is included under the captions "Certain Transactions" and "Director Independence" in the Company's Proxy Statement to be filed in connection with the Company's 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is included under the caption "Independent Registered Public Accounting Firm" in the Company's Proxy Statement to be filed in connection with the Company's 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Report:

(a) 1. Financial Statements. The following financial statements of the Company and the Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, are included in this Report on the pages indicated:

2. Financial Statement Schedule. The following financial statement schedule of the Company for the years ended December 31, 2006, 2005 and 2004, is filed as part of this report on Form 10-K and should be read in conjunction with the financial statements.

Schedules not listed above have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits. Those exhibits required by Item 601 of Regulation S-K to be filed or incorporated by reference as a part of this Report are listed on the Exhibit Index immediately preceding the exhibits filed herewith.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders' of Micrel, Incorporated:

We have completed integrated audits of Micrel, Incorporated's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Micrel, Incorporated and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
San Jose, CA
February 28, 2007

MICREL, INCORPORATED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005
(In thousands, except share amounts)

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 92,259	$ 88,130
Restricted cash	2,629	—
Short-term investments	15,050	48,433
Accounts receivable, less allowances: 2006, $4,596; 2005, $4,144	31,092	35,524
Inventories	37,183	30,419
Prepaid expenses and other	3,084	1,919
Deferred income taxes	23,096	22,134
Total current assets	204,393	226,559
PROPERTY, PLANT AND EQUIPMENT, NET	78,665	77,554
INTANGIBLE ASSETS, NET	4,714	4,752
DEFERRED INCOME TAXES	11,158	10,264
OTHER ASSETS	1,343	411
TOTAL	$ 300,273	$ 319,540
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 17,429	$ 20,552
Accrued compensation	7,587	6,951
Accrued commissions	1,435	1,480
Income taxes payable	—	4,939
Other accrued liabilities	13,542	13,241
Deferred income on shipments to distributors	21,705	14,069
Current portion of long-term debt	80	147
Total current liabilities	61,778	61,379
DEFERRED RENT	453	475
COMMITMENTS AND CONTINGENCIES (Notes 9 and 11)		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value – authorized: 5,000,000 shares; issued and outstanding: none	—	—
Common stock, no par value – authorized: 250,000,000 shares; issued and outstanding: 2006 – 78,078,211; 2005 – 84,646,680	15,585	73,848
Deferred share-based compensation	—	(294)
Accumulated other comprehensive loss	(35)	(52)
Retained earnings	222,492	184,184
Total shareholders' equity	238,042	257,686
TOTAL	$ 300,273	$ 319,540

The accompanying notes are an integral part of these consolidated financial statements

MICREL, INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands, except per share amounts)

	2006	2005	2004
NET REVENUES	$ 276,307	$ 250,356	$ 257,551
COST OF REVENUES[1]	116,201	116,564	134,854
GROSS PROFIT	160,106	133,792	122,697
OPERATING EXPENSES:			
Research and development[1]	52,074	45,231	42,473
Selling, general and administrative[1]	49,016	46,159	38,590
Purchased in-process technology	—	—	303
Restructuring expense	269	—	584
Other operating expense	966	9,282	—
Total operating expenses	102,325	100,672	81,950
INCOME FROM OPERATIONS	57,781	33,120	40,747
OTHER INCOME:			
Interest income	5,978	4,513	2,167
Interest expense	(634)	(345)	(313)
Other income (expense), net	59	12	(142)
Total other income, net	5,403	4,180	1,712
INCOME BEFORE INCOME TAXES	63,184	37,300	42,459
PROVISION FOR INCOME TAXES	24,876	11,942	11,206
NET INCOME	$ 38,308	$ 25,358	$ 31,253
NET INCOME PER SHARE:			
Basic	$ 0.47	$ 0.29	$ 0.34
Diluted	$ 0.46	$ 0.29	$ 0.34
WEIGHTED-AVERAGE SHARES USED IN COMPUTING PER SHARE AMOUNTS:			
Basic	81,550	87,055	91,498
Diluted	82,842	87,971	93,083
(1) Share- based compensation included in:			
Cost of revenues	$ 1,540	$ 159	$ 535
Research and development	3,341	161	723
Selling, general and administrative	3,534	450	1,263

The accompanying notes are an integral part of these consolidated financial statements

MICREL, INCORPORATED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In thousands, except share amounts)

	Common Stock		Deferred Share-Based	Accumulated Other Comprehensive	Retained	Total Shareholders'	Comprehensive
	Shares	Amount	Compensation	Income (Loss)	Earnings	Equity	Income
Balances, December 31, 2003	92,522,513	$ 160,015	$ (3,954)	$ (25)	$ 127,573	$ 283,609	
Net income	—	—	—	—	31,253	31,253	$ 31,253
Other comprehensive loss, Change in net unrealized Losses from investments				(60)		(60)	(60)
Comprehensive income							$ 31,193
Deferred share-based compensation, net	—	(315)	2,836	—	—	2,521	
Repurchase of common stock	(3,538,000)	(39,388)	—	—	—	(39,388)	
Employee stock transactions	841,481	6,779	—	—	—	6,779	
Tax effect of employee stock transactions	—	173	—	—	—	173	
Balances, December 31, 2004	89,825,994	127,264	(1,118)	(85)	158,826	284,887	
Net income	—	—	—	—	25,358	25,358	$ 25,358
Other comprehensive loss, Change in net unrealized Losses from investments				33		33	33
Comprehensive income							$ 25,391
Deferred share-based compensation, net	—	(54)	824	—	—	770	
Repurchase of common stock	(6,065,300)	(63,399)	—	—	—	(63,399)	
Employee stock transactions	885,986	6,949	—	—	—	6,949	
Tax effect of employee stock transactions	—	3,088	—	—	—	3,088	
Balances, December 31, 2005	84,646,680	73,848	(294)	(52)	184,184	257,686	
Net income	—	—	—	—	38,308	38,308	$ 38,308
Other comprehensive loss, Change in net unrealized Losses from investments				17		17	17
Comprehensive income							$ 38,325
Reversal of deferred share-based compensation upon adoption of SFAS No. 123(R)		(294)	294	—	—	—	
Share-based compensation, net	—	8,640	—	—	—	8,640	
Repurchase of common stock	(6,714,479)	(71,513)	—	—	—	(71,513)	
Escrow shares cancelled	(400,050)	—	—	—	—	—	
Employee stock transactions	546,060	4,120	—	—	—	4,120	
Tax effect of employee stock transactions	—	784	—	—	—	784	
Balances, December 31, 2006	78,078,211	$ 15,585	$ —	$ (35)	$ 222,492	$ 238,042	

The accompanying notes are an integral part of these consolidated financial statements

MICREL, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 38,308	$ 25,358	$ 31,253
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,291	19,952	24,828
Share-based compensation	8,415	770	2,521
Tax benefit on the exercise of employee stock options	784	—	—
Excess tax benefits associated with stock compensation	(206)	—	—
Purchased in-process technology	—	—	303
Loss on disposal of assets	11	140	283
Deferred rent	(22)	(100)	(14)
Deferred income taxes	(1,856)	(6,773)	11,592
Changes in operating assets and liabilities, net of effects of an acquisition:			
Accounts receivable	4,432	(3,469)	1,703
Inventories	(6,539)	5,325	(4,456)
Prepaid expenses and other assets	(2,097)	615	(156)
Accounts payable	(3,123)	4,277	2,967
Accrued compensation	636	2,052	(388)
Accrued commissions	(45)	188	(10)
Income taxes payable	(4,939)	3,067	(2,494)
Other accrued liabilities	301	7,267	18
Other non-current accrued liabilities	—	(1,389)	(2,921)
Deferred income on shipments to distributors	7,636	421	1,376
Net cash provided by operating activities	58,987	57,701	66,405
CASH FLOWS FROM INVESTING ACTIVITIES:			
Change in restricted cash	(2,629)	—	—
Purchases of property, plant and equipment	(16,774)	(14,418)	(16,917)
Purchase of intangible assets	(1,601)	—	(1,030)
Purchases of short-term investments	(18,090)	(74,620)	(57,575)
Proceeds from sales and maturities of investments	51,490	74,735	9,000
Purchase of BlueChip Communications, net of cash acquired	—	—	(2,033)
Net cash provided (used) in investing activities	12,396	(14,303)	(68,555)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of debt	(67)	(100)	(4,018)
Proceeds from the issuance of common stock	4,120	6,949	6,779
Repurchase of common stock	(71,513)	(63,399)	(39,388)
Excess tax benefits associated with stock compensation	206	—	—
Net cash used in financing activities	(67,254)	(56,550)	(36,627)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,129	(13,152)	(38,777)
CASH AND CASH EQUIVALENTS - Beginning of year	88,130	101,282	140,059
CASH AND CASH EQUIVALENTS - End of year	$ 92,259	$ 88,130	$ 101,282
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 86	$ 345	$ 313
Income taxes	$ 31,695	$ 15,952	$ 2,184

The accompanying notes are an integral part of these consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — Micrel, Incorporated and its wholly-owned subsidiaries (the "Company") develops, manufactures and markets analog, mixed-signal and digital semiconductor devices. The Company also provides custom and foundry services which include silicon wafer fabrication, integrated circuit ("IC") assembly and testing. The Company's standard ICs are sold principally in North America, Asia, and Europe for use in a variety of products, including those in the computer, communication, and industrial markets. The Company's custom circuits and wafer foundry services are provided to a wide range of customers that produce electronic systems for communications, consumer, automotive and military applications. The Company produces the majority of its wafers at the Company's wafer fabrication facilities located in San Jose, California. After wafer fabrication, the completed wafers are then separated into individual circuits and packaged at independent assembly and final test contract facilities primarily located in Malaysia.

Basis of Presentation — The accompanying consolidated financial data has been prepared by the Company pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and is in conformity with U.S. generally accepted accounting principles ("US GAAP".)

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Micrel, Incorporated and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates — In accordance with accounting principles generally accepted in the United States of America, management utilizes certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The primary estimates underlying the Company's financial statements include allowances for doubtful accounts receivable, allowances for product returns and price adjustments, provision for obsolete and slow moving inventory, share-based compensation, income taxes, litigation and accrual for other liabilities. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid debt instruments purchased with remaining maturities of three months or less to be cash equivalents.

Restricted Cash — During the first quarter of 2006, the Company elected to post a surety bond to stay payment of potential damages and interest arising from a judgment awarded to TRW by a jury during 2005 (see Note 6 and Note 11). As collateral for the surety bond, the Company placed $2.6 million in a registered pledge account. The amount pledged is classified as Restricted Cash in the Company's Consolidated Balance Sheet, and is invested in high quality, short-term investment securities consistent with the Company's cash investment policy. The interest earned on the pledged amount accrues to the benefit of the Company.

Investments — Short-term investments consist primarily of liquid corporate debt instruments and are classified as available-for-sale securities and are stated at market value with unrealized gains and losses included in shareholders' equity. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary. Realized gains and losses on investments are included in other income or expense. Investments purchased with remaining maturity dates of greater than three months and less than 12 months are classified as short-term. Investments purchased with remaining maturity dates of 12 months or greater are classified either as short-term or as long-term based on maturities and the Company's intent with regards to those securities (expectations of sales and redemptions). A summary of investments at December 31, 2006 and 2005 is as follows (in thousands):

	Amortized Cost	Market Value	Unrealized Holding Gains	Unrealized Holding Losses
Short-term investments at December 31, 2006	$ 15,085	$ 15,050	$ —	$ 35
Short-term investments at December 31, 2005	$ 48,485	$ 48,433	$ —	$ 52

As of December 31, 2006, all maturities of debt securities are less than one year.

Certain Significant Risks and Uncertainties — Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, investments and accounts receivable. Risks associated with cash are mitigated by banking with creditworthy institutions. Cash equivalents and investments consist primarily of commercial paper, bank certificates of deposit, money market funds and auction rate securities and are regularly monitored by management. Credit risk with respect to the trade receivables is spread over geographically diverse customers. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. At December 31, 2006, three customers accounted for 20%, 13% and 12% of total accounts receivable. At December 31, 2005, three customers accounted for 18%, 15% and 15% of total accounts receivable. For the year ended December 31, 2006 three customers accounted for 13%, 12% and 10%, respectively, of the Company's net revenues. For the year ended December 31, 2005 three customers, accounted for 14%, 12% and 12%, respectively, of the Company's net revenues. For the year ended December 31, 2004 three customers accounted for 13%, 12% and 12%, respectively, of the Company's net revenues.

Micrel currently purchases certain components from a limited group of vendors. The packaging of the Company's products is performed by, and certain of the raw materials included in such products are obtained from, a limited group of suppliers. The wafer supply for the Company's Ethernet products is currently dependent upon two large third-party wafer foundry suppliers. Although the Company seeks to reduce its dependence on limited source suppliers, disruption or termination of any of these sources could occur and such disruptions could have an adverse effect on the Company's financial condition, results of operations, or cash flows.

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations, or cash flows: changes in the overall demand for products offered by the Company; competitive pressures in the form of new products or price reductions on current products; advances and trends in new technologies and industry standards; changes in product mix; changes in third-party manufacturers; changes in key suppliers; changes in certain strategic relationships or customer relationships; litigation or claims against the Company based on intellectual property, patents (see Note 11), product, regulatory or other factors; risks associated with the ability to obtain necessary components; risks associated with the Company's ability to attract and retain employees necessary to support its growth.

Inventories — Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company records adjustments to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecasted demand for its products. Once an inventory write-down provision is established, it is maintained until the product to which it relates is sold or otherwise disposed of. This treatment is in accordance with Accounting Research Bulletin 43 and Staff Accounting Bulletin 100 "Restructuring and Impairment Charges."

Property, Plant and Equipment — Equipment, building and leasehold improvements are stated at cost and depreciated using the straight-line method. Equipment is depreciated over estimated useful lives of three to five years. Buildings are depreciated over an estimated useful life of thirty years. Building improvements are depreciated over estimated useful lives of fifteen to thirty years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the improvements which is generally 3 to 5 years.

Intangible Assets — In accordance with SFAS No. 142, beginning January 1, 2002, goodwill is no longer amortized, but is reviewed at least annually for impairment. The Company has no goodwill. The Company applies the provisions of SFAS No. 144 in evaluating whether any impairment indicators exist for intangible assets and has determined that its intangible assets were not impaired at December 31, 2006 and 2005. Acquired technology, patents and other intangible assets continue to be amortized over their estimated useful lives of 3 to 7 years using the straight-line method. Components of intangible assets were as follows (in thousands):

	As of December 31, 2006			As of December 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed and core technology	$ 8,718	$ 8,078	$ 640	$ 8,718	$ 7,626	$ 1,092
Patents and tradename	10,318	6,244	4,074	8,717	5,084	3,633
Customer relationships	1,455	1,455	-	1,455	1,428	27
	$ 20,491	$ 15,777	$ 4,714	$ 18,890	$ 14,138	$ 4,752

Total intangible amortization expense for the year ended December 31, 2006 was $1.6 million, for the year ended December 31, 2005 was $1.6 million and for the year ended December 31, 2004 was $1.8 million. Estimated future intangible amortization expense for intangible assets as of December 31, 2006, is expected to be approximately $1.7 million in 2007 and 2008, $828,000 in 2009, and $254,000 in 2010 and 2011.

In September 2006, Micrel entered into a Patent License Agreement with International Business Machines Corporation ("IBM"). Pursuant to the Agreement, Micrel recorded $1.3 million as an intangible asset which is being amortized to cost of revenues on a straight-line basis over its estimated useful life of approximately 5 years.

Impairment of Long-Lived Assets — Pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically assesses whether long-lived assets, including identifiable intangible assets, have been impaired. An asset is initially evaluated for impairment if its estimated future undiscounted cash flows are less than the carrying value recorded on the Company's balance sheet. If a shortfall exists, any impairment is measured based on the difference between the fair value and the carrying value of the long-lived asset. The Company's estimate of fair value is based on either fair market value information, if available or based on the net present value of expected future cash flows attributable to the asset. Predicting future cash flows attributable to a particular asset is difficult, and requires the use of significant judgment.

Revenue Recognition and Receivables — Micrel generates revenue by selling products to original equipment manufacturers ("OEM"s), distributors and stocking representatives. Stocking representative firms may buy and stock the Company's products for resale or may act as the Company's sales representative in arranging for direct sales from the Company to an OEM customer. The Company's policy is to recognize revenue from sales to customers when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection of the resulting receivable is reasonably assured.

Micrel allows certain distributors, primarily located in North America and Europe, and to a lesser extent Asia, significant return rights, price protection and pricing adjustments subsequent to the initial product shipment. As these returns and price concessions have historically been significant, and future returns and price concessions are difficult to reliably estimate, the Company defers recognition of revenue and related cost of sales (in the balance sheet line item "deferred income on shipments to distributors") derived from sales to these distributors until they have resold the Company's products to their customers. Although revenue recognition and related cost of sales are deferred, the Company records an accounts receivable and relieves inventory at the time of initial product shipment. As standard terms are FOB shipping point, payment terms are enforced from shipment date and legal title and risk of inventory loss passes to the distributor upon shipment. In addition, the Company may offer to its distributors, where revenue is deferred upon shipment and recognized on a sell-through basis, price adjustments to allow the distributor to price the Company's products competitively for specific resale opportunities. The Company estimates and records an allowance for distributor price adjustments for which the specific resale transaction has been completed, but the price adjustment claim has not yet been received and recorded by the Company.

Sales to OEM customers and Asian based stocking representatives are recognized based upon the shipment terms of the sale transaction when all other revenue recognition criteria have been met. The Company does not grant return rights, price protection or pricing adjustments to OEM customers. The Company offers limited contractual stock rotation rights to stocking representatives. In addition, the Company is not contractually obligated to offer, but may infrequently grant, price adjustments or price protection to certain stocking representatives on an exception basis. At the time of shipment to OEMs and stocking representatives, an allowance for returns is established based upon historical return rates, and an allowance for price adjustments is established based on an estimate of price adjustments to be granted.

The Company's accounts receivables balances represent trade accounts receivables which have been recorded at invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated uncollectible accounts receivable. This estimate is based on an analysis of specific customer creditworthiness and historical bad debts experience.

Litigation — An estimated liability is accrued when it is determined to be probable that a liability has been incurred and the amount of loss can be reasonably estimated. The liability accrual is charged to income in the period such determination is made. The Company regularly evaluates current information available to determine whether such accruals should be made.

Warranty Costs — The Company warrants products against defects for a period of up to 30 days. The majority of Micrel's product warranty claims are settled through the return of defective product and the reshipment of replacement product. Warranty returns are included in Micrel's allowance for returns, which is based on historical return rates. Actual future returns could be different than the returns allowance established. In addition, Micrel accrues a liability for specific warranty costs that are expected to be settled other than through product return and replacement. As of December 31, 2006 and 2005, accrued warranty expense was $47,000 and $162,000, respectively. Future actual warranty costs may be different from the accrued warranty expense.

Research and Development Expenses — Research and development expenses are recognized as incurred and consist primarily of payroll and other headcount related costs and cost of materials associated with the development of new wafer fabrication processes and the definition, design and development of standard products. The Company also expenses prototype wafers and new production mask sets related to new products as research and development costs until products based on new designs are fully characterized by the Company and are demonstrated to support published data sheets and satisfy reliability tests.

Self Insurance — The Company typically utilizes third-party insurance subject to varying retention levels or self insurance. The Company is self insured for a portion of the losses and liabilities primarily associated with workers' compensation claims and health benefit claims. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions followed in the insurance industry.

Advertising Expenses — The Company expenses advertising costs as incurred. Advertising expenses for fiscal 2006, 2005 and 2004 were $2.1 million, $1.8 and $1.6 million respectively.

Income Taxes — Deferred tax assets and liabilities result from temporary differences between book and tax bases of assets and liabilities, state and federal research and development credit carryforwards and state manufacturers credit carryforwards. The Company had net current deferred tax assets of $23.1 million and net long-term deferred tax assets of $11.2 million as of December 31, 2006. The Company must assess the likelihood that future taxable income levels will be sufficient to ultimately realize the tax benefits of these deferred tax assets. The Company currently believes that future taxable income levels will be sufficient to realize the tax benefits of these deferred tax assets and has not established a valuation allowance.

In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company records liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes may be due.

Share-based Compensation — As of January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, ("SFAS 123(R)"), which requires companies to recognize in the statement of operations the grant-date fair value of stock awards issued to employees and directors. The Company adopted SFAS 123(R) using the modified prospective transition method. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect the impact of SFAS 123(R) (see Note 7). Prior to the adoption of SFAS 123(R), the Company applied Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations to account for awards of share-based compensation granted to employees.

Net Income per Share — Basic earnings per share ("EPS") is computed by dividing net income by the number of weighted-average common shares outstanding. Diluted EPS reflects potential dilution from outstanding stock options, using the treasury stock method. Reconciliation of weighted-average shares used in computing earnings per share is as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Weighted-average common shares outstanding	81,550	87,055	91,498
Dilutive effect of stock options outstanding, using the treasury stock method	1,292	916	1,585
Shares used in computing diluted earnings per share	82,842	87,971	93,083

For the years ended December 31, 2006, 2005 and 2004, 5.7 million, 7.2 million and 4.9 million stock options, respectively, have been excluded from the weighted-average number of common shares outstanding for the diluted net income per share computations as they are anti-dilutive.

Fair Value of Financial Instruments — Financial instruments included in the Company's consolidated balance sheets at December 31, 2006 and 2005, consist of cash, cash equivalents, accounts receivable, accounts payable and short-term investments. For cash, the carrying amount is the fair value. The carrying amount for cash equivalents, accounts receivable and accounts payable approximates fair value because of the short maturity of those instruments. The fair value of short-term investments are based on quoted market prices.

New Accounting Standards — In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 "Accounting for Income Taxes". FIN No. 48 prescribes a two-step process to determine the amount of benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the adoption of FIN No. 48 will have on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108 regarding the process of quantifying financial statement misstatements. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB No. 20 and FASB Statement No. 3," for the correction of an error on financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 had no effect on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. The effective date for the Company is January 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

In February 2007, the FASB issued Statement 159, "The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. The Company is currently evaluating the effect that the adoption of SFAS 159 will have on its financial position and results of operations.

2. ACQUISITION

On March 3, 2004, Micrel acquired a controlling interest in BlueChip Communications AS ("BlueChip") of Oslo, Norway. BlueChip is a fabless semiconductor company that designs, develops and markets high performance Radio Frequency integrated circuits and modules for the actuation and connectivity markets. During 2004, Micrel acquired 100% of the outstanding BlueChip common stock and options to purchase BlueChip common stock in a cash-for-stock transaction. The acquisition was accounted for as a purchase under SFAS 141 "Business Combinations" and, accordingly, the results of operations of BlueChip from the date of acquisition forward have been included in the Company's consolidated financial statements. Under the terms of the agreement, Micrel paid approximately $2 million and incurred approximately $300,000 in direct acquisition costs for the outstanding BlueChip securities and options. The fair value of the acquired assets exceeded the purchase price by $1.3 million. The Company deferred $1.0 million of this excess amount as potential contingent consideration of $1.0 million was payable, under the terms of the agreement, if certain revenue and gross profit targets were met by the BlueChip operations during calendar year 2004.

As of December 31, 2004, it was determined that the additional contingent consideration of $1.0 million, which was initially recorded in the first quarter of 2004, would not be payable as certain revenue and gross profit targets were not achieved by the BlueChip operations and accordingly, was reversed in the fourth quarter of 2004.

A summary of the purchase price allocation recorded as of the acquisition date, and then as adjusted for the final determination of the contingent consideration is as follows (in thousands):

	Allocation of Purchase Price for BlueChip Communications	
	Initially Recorded at Acquisition Date	Adjusted for Final Determination of Contingent Consideration
Current assets	$ 1,117	$ 1,117
Equipment and other, net	44	28
Deferred tax assets	440	440
Intangible assets, purchased in-process technology	480	303
Intangible assets, core technology	1,714	1,075
Intangible assets, customer relationships	450	282
Liabilities assumed	(945)	(945)
Acquisition cost	$ 3,300	$ 2,300

Purchased in-process technology, which had not reached technological feasibility and had no alternative future use, was recorded as a charge to the line item purchased in-process technology in the consolidated statement of operations for the year ended December 31, 2004. In-process technology costs consist of five research and development projects that had not yet reached technological feasibility at the time of acquisition. In addition, the amounts above which have been allocated to existing technology and customer relationships are included in intangible assets in the accompanying consolidated balance sheet. These intangible assets are being amortized over their useful lives of five and three years, respectively. The amounts assigned to existing technology, customer relationships and purchased in-process technology were determined by management, based in part on a valuation by an independent appraisal firm based on management's forecast of future revenues, cost of revenues and operating expenses related to the purchased technologies. The calculation gave consideration to relevant market sizes and growth factors, expected industry trends, the anticipated nature and timing of new product introductions, individual product cycles, and the estimated lives of each of the products underlying the technology.

The Company has not presented supplemental pro-forma results of operations reflecting the impact of the BlueChip acquisition as the effect is not material.

In addition, Micrel has recorded an intangible asset of $800,000 for the license of certain developed technology pursuant to a pre-acquisition development and license agreement which was entered into with BlueChip in 2001. This intangible asset was amortized to cost of revenues over its estimated useful life of five years.

3. INVENTORIES

Inventories at December 31 consist of the following (in thousands):

	2006	2005
Finished goods	$ 16,062	$ 12,472
Work in process	19,430	17,044
Raw materials	1,691	903
	$ 37,183	$ 30,419

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 consist of the following (in thousands):

	2006	2005
Manufacturing equipment	$ 172,537	$ 164,240
Land	6,636	6,635
Buildings and improvements	43,050	42,541
Leasehold improvements	636	739
Office furniture and research equipment	12,356	11,765
	235,215	225,920
Accumulated depreciation and amortization	(156,550)	(148,366)
	$ 78,665	$ 77,554

Depreciation expense for the years ended December 31, 2006 and 2005 and 2004 was $15.7 million, $18.3 million and $23.0 million, respectively.

5. OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31 consist of the following (in thousands):

	2006	2005
Accrued current restructuring expenses	$ 1,574	$ 1,759
Accrued workers' compensation and health insurance	1,339	1,343
Accrued litigation and related interest	10,101	9,554
Other current accrued liabilities	528	585
	$ 13,542	$ 13,241

6. BORROWING ARRANGEMENTS

Borrowing arrangements consist of a $6 million revolving line of credit from a commercial bank. The revolving line of credit agreement includes a provision for the issuance of commercial or standby letters of credit by the bank on behalf of the Company. The value of all letters of credit outstanding reduces the total line of credit available. There were no borrowings under the revolving line of credit at December 31, 2006, and there were $875,000 in standby letters of credit outstanding. The revolving line of credit agreement expires on June 30, 2007. Borrowings under the revolving line of credit bear interest rates of, at the Company's election, the prime rate (8.25% at December 31, 2006), or the bank's revolving offshore rate, which approximates LIBOR (5.4% at

December 31, 2006) plus 2.0%. The agreement contains certain restrictive covenants that include a restriction on the declaration and payment of dividends without the lender's consent. The Company was in compliance with all such covenants at December 31, 2006.

In February 2006, the Company posted a surety bond in the amount of $10.5 million in the United States District Court, Northern District of Ohio, to stay payment of potential damages and interest arising from a judgment awarded to TRW by a jury on July 26, 2005 (see Note 11). The Company is currently appealing the verdict. As collateral for the surety bond, the Company placed $2.6 million in a registered pledge account. The amount pledged is classified as Restricted Cash in the Company's Consolidated Balance Sheet (see Note 1).

Associated with the acquisition of BlueChip Communications, the Company has $80,000 outstanding in term notes payable to the Norwegian Industrial and Regional Development Fund.

7. SHAREHOLDERS' EQUITY AND SHARE-BASED COMPENSATION

Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock, no par value, of which none were issued or outstanding at December 31, 2006. The preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions of such preferred stock.

Stock Repurchase Plan

In March 2005, the Board of Directors approved a $75 million share repurchase program for calendar year 2005. In November, 2005 the Company's Board of Directors adopted a new plan which authorized the repurchase of common stock up to a maximum value of $75 million during the period from January 1, 2006 through December 31, 2006. In August 2006, the Company's Board of Directors approved an increase to the amount previously approved for share repurchase in calendar year 2006 to $100 million. In November 2006, the Company's Board of Directors approved a $50 million share repurchase program for calendar year 2007. Shares of common stock purchased pursuant to the repurchase program are cancelled from outstanding shares upon repurchase and credited to an authorized and un-issued reserve account, and are intended to reduce the number of outstanding shares of Common Stock to increase shareholder value and offset dilution from the Company's stock option plans, employee stock purchase plan and 401(k) plan.

Stock Option Plans

Under the Company's 2003 Incentive Award Plan, 1994 Stock Option Plan and its 2000 Non-Qualified Stock Incentive Plan, 39,958,672 shares of Common Stock are authorized for issuance to employees. The 1994 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan provide that the option price will be determined by the Board of Directors at a price not less than the fair value as represented by the closing price of the Company's Common Stock on the last trading day before the date of grant. The 2003 Incentive Award Plan provides that the option price will be determined by the Board of Directors at a price not less than the fair value as represented by the closing price of the Company's Common Stock on the date of grant. Certain shareholder/employees of the Company are granted options at 110% of the current fair market value. Options granted under the 2000 Non-

Qualified Stock Incentive Plan are exercisable in 20% increments with the initial 20% vesting occurring six months after the date of grant and then in annual increments of 20% per year from the date of grant. The Company is not currently awarding option grants under the 2000 Non-Qualified Stock Incentive Plan. Options granted under the 2003 Incentive Award Plan and 1994 Stock Option Plan typically become exercisable in not less than cumulative annual increments of 20% per year from the date of grant. The term of each stock option is no more than ten years from the date of grant. At December 31, 2006, 16,263,239 total shares were reserved for future issuance, of which 4,869,715 shares were available for future grants under the Option Plans.

Option activity under the Option Plans is as follows:

	Number of Shares	Weighted Avg. Exercise Price Per Share
Outstanding, December 31, 2003 (7,353,219 exercisable at a weighted average price of $11.94 per share)	11,517,985	$ 12.72
Granted	1,665,000	12.43
Exercised	(607,989)	7.53
Canceled	(477,913)	15.04
Outstanding, December 31, 2004 (8,253,200 exercisable at a weighted average price of $12.76 per share)	12,097,083	12.85
Granted	1,840,200	10.62
Exercised	(683,661)	7.38
Canceled	(766,619)	15.62
Outstanding, December 31, 2005 (8,291,040 exercisable at a weighted average price of $13.08 per share)	12,487,003	12.65
Granted	1,758,550	12.18
Exercised	(530,363)	7.49
Canceled	(939,413)	13.62
Outstanding, December 31, 2006 (8,470,755 exercisable at a weighted average price of $13.23 per share)	12,775,777	$ 12.76

The weighted average fair value (computed using the Black-Scholes option pricing model) of options granted under the stock option plans during the years ended December 31, 2006, 2005 and 2004 was $7.04, $6.86 and $8.45 per share, respectively. The total intrinsic value of options (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the years ended December 31, 2006, 2005 and 2004 was $2.5 million, $2.6 million and $3.2 million, respectively. During the years ended December 31, 2006, 2005 and 2004, the amount of cash received from the exercise of stock options was $4.0 million, $5.0 million and $4.6 million, respectively. The net tax benefit realized from the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options was $784,000, $3.1 million and 173,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Additional information regarding options outstanding as of December 31, 2006 is as follows:

	Stock Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Contractual Life (yrs)	Weighted Avg. Exercise Price Per Share	Number Exercisable	Weighted Avg. Exercise Price Per Share
$ 1.18 to $ 7.50	993,181	2.1	$ 6.62	952,520	$ 6.60
$ 7.51 to $ 9.00	987,736	3.4	8.59	755,356	8.56
$ 9.01 to $ 10.50	2,644,851	5.7	9.62	1,432,806	9.45
$ 10.51 to $ 12.00	2,851,897	7.3	10.97	1,708,976	10.80
$ 12.01 to $ 13.50	1,482,085	5.6	12.84	883,097	12.98
$ 13.51 to $ 15.00	1,149,380	6.6	14.24	490,880	14.17
$ 15.01 to $ 20.00	1,484,850	5.1	17.31	1,105,390	17.82
$ 20.01 to $ 30.00	935,197	3.4	21.76	895,190	21.69
$ 30.01 to $ 49.50	246,600	3.6	39.49	246,540	39.49
$ 0.47 to $ 49.50	12,775,777	5.4	$ 12.76	8,470,755	$ 13.23

As of December 31, 2006, the aggregate pre-tax intrinsic value (which is the amount by which the closing price of the Company's common stock at December 31, 2006 exceeded the exercise price of the options) of options outstanding and options exercisable was approximately $9.5 million and $ 7.7 million, respectively. As of December 31, 2006, the estimated number of options exercisable and expected to vest was 11.8 million shares with an estimated aggregate intrinsic value of $9.1 million.

Accounting for Share-based Compensation -

Under SFAS No. 123R, share-based compensation costs for stock option grants are based on the fair value calculated from a stock option pricing model on the date of grant. The Company has utilized the Black-Scholes option pricing model to determine the fair value for stock option grants. The fair value of stock option grants issued from January 1, 2006 onwards are recognized as compensation expense on a straight-line basis over the vesting period of the grants. Compensation expense recognized is shown in the operating activities section of the consolidated statements of cash flows.

Prior to adopting SFAS No. 123R, the Company accounted for stock option grants under the recognition and measurement provisions of APB 25. Compensation cost related to stock options granted at fair value under those plans was not recognized in the consolidated statements of operations. Compensation cost related to stock options granted below the fair market value on the grant date was recognized in the consolidated statements of operations. In addition, prior to adopting SFAS No. 123R, the Company presented all tax benefits of deductions resulting from the exercise of stock grants as operating cash flows in the consolidated statements of cash flows. SFAS No. 123R requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows.

The fair value of the Company's stock options granted under the Option Plans was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended December 31,		
	2006	2005	2004
Expected life (years)	5.5	5	5
Stock volatility	58.7%	76.9%	84.0%
Risk free interest rates	4.9%	4.1%	3.4%
Dividends during expected terms	none	none	none

Expected term is based on an analysis of historical exercises and the remaining contractual life of options. The calculation of expected term for previous SFAS No. 123 disclosure fair value estimates was based solely on an analysis of historical exercises of stock options. The Company believes that an analysis of historical exercises and remaining contractual life of options provides a better estimate of future exercise patterns.

Stock volatility is based upon a combination of both historical stock price volatility and implied volatility derived from traded options on the Company's stock in the marketplace. The calculation of expected volatility for previous SFAS No. 123 fair value disclosure estimates was based solely on historical stock price volatility. The Company believes that the combination of historical volatility and implied volatility provides a better estimate of future stock price volatility.

The Company continues to base the estimate of risk-free rate on the U.S. Treasury yield curve in effect at the time of grant.

The Company has never paid cash dividends, thus has assumed a 0% dividend yield.

As part of the requirements of SFAS No. 123R, the Company is required to estimate potential forfeitures of stock grants and adjust compensation cost recorded accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

The following table shows total share-based compensation expense recognized in the Consolidated Statement of Operations for 2006, pursuant to SFAS No. 123R and for 2005 and 2004 pursuant to APB 25 (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Cost of revenues	$ 1,540	$ 159	$ 535
Research and development	3,341	161	723
Selling, general and administrative	3,534	450	1,263
Pre-tax share-based compensation expense	8,415	770	2,521
Less income tax effect	819	296	988
Net share-based compensation expense	$ 7,596	$ 474	$ 1,533

The Company's basic and diluted net earnings per share for 2006 was lower by $0.09 per share under SFAS No. 123R, than if the Company had continued to account for share-based compensation under APB 25. Total share-based compensation cost capitalized as part of inventory as of

December 31, 2006 was $225,000. At December 31, 2006, there was $16.4 million of total unrecognized compensation cost related to non-vested stock option awards which is expected to be recognized over a weighted-average period of 3.9 years.

Beginning in 1996, the Company began to follow a practice of granting employee stock options on the date with the lowest closing price within the thirty-day period subsequent to the employee's date of hire (the "Thirty-Day Method"). The Company continued to utilize this method for the majority of grants, both for new hires and for replenishment grants to existing employees, until December 20, 2001. At that time, the Company determined that options granted using the Thirty-Day Method were compensatory under APB No 25, and discontinued use of the Thirty-Day Method thereafter. For financial reporting purposes, per APB No 25, the measurement date for determining compensation cost in stock option plans is the first date on which are known both (1) the number of shares that an individual is entitled to receive and (2) the option purchase price. Compensation cost is calculated for any difference between the option exercise price and the fair market value on the measurement date. When applying APB 25 to the Thirty-Day Method described above, the measurement date was the thirtieth day following a new-hire's commencement of employment, when the lowest price (the exercise price) within the first thirty days following employment commencement was known. Compensation expense related to options granted under the Thirty-Day Method was calculated based on the price difference between the exercise price and the closing price on the thirtieth day following a new-hire's commencement of employment multiplied by the number of options granted and recognized as expense over the vesting period (generally five years). The Company continued to recognize stock compensation expense for amortization of options granted under the Thirty-Day method through 2005.

In addition to the stock options granted using the Thirty-Day Method, Micrel assumed certain stock options granted to employees of Kendin Communications in connection with the acquisition of Kendin Communications in the second quarter of 2001. Because the fair market value of the shares subject to those options assumed in the Kendin acquisition exceeded their exercise prices as of the date Micrel assumed them, the Company recorded deferred stock compensation expense for the unvested portion of the assumed options.

Deferred stock compensation expense balances were recorded as a contra-equity amount and then amortized as a charge to operating results over the applicable vesting periods. As of December 31, 2005 total unamortized stock compensation related to the Thirty-Day Method and the Kendin Communication acquisition noted above was $294,000. Upon the adoption of SFAS No. 123R on January 1, 2006, the unamortized APB 25 stock compensation was reversed with a corresponding reduction to common stock.

Pro Forma Information under SFAS No. 123 for Periods Prior to SFAS No. 123R Adoption - As discussed above, results for prior periods have not been restated to reflect the effects of implementing SFAS No. 123R. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock options granted under the Company's stock option plans and shares issued under the employee stock purchase plan for the years ended December 31, 2005 and 2004. For purposes of this pro forma disclosure, the value of the stock options was estimated using a Black-Scholes option-pricing model, amortization computed using the graded vesting method and forfeitures accounted for as they occurred:

(in thousands, except per-share amounts)	Years Ended December 31,	
	2005	2004
Net income as reported	$ 25,358	$ 31,253
Add: share-based employee compensation expense included in reported net income, net of tax effects	474	1,533
Deduct: share-based employee compensation expense determined under fair value based method, net of tax effects	(10,181)	(12,608)
Pro forma net income	$ 15,651	$ 20,178
Net income per share as reported:		
Basic	$ 0.29	$ 0.34
Diluted	$ 0.29	$ 0.34
Pro forma net income per share:		
Basic	$ 0.18	$ 0.22
Diluted	$ 0.18	$ 0.22

Employee Stock Purchase Plan

Under the Company's 1994 Employee Stock Purchase Plan (the "1994 ESPP"), as amended and restated as of January 1, 1996, eligible employees were permitted to have salary withholdings to purchase shares of Common Stock at a price equal to 85% of the lower of the market value of the stock at the beginning or end of each six-month offer period, subject to an annual limitation. Shares of Common Stock issued under the Purchase Plan were 202,325 in 2005 and 233,492 in 2004 at weighted average prices of $9.42 and $9.41, respectively. At December 31, 2005, there were 2,278,346 shares of Common Stock issued under the 1994 Employee Stock Purchase Plan. The 1994 ESPP terminated on January 1, 2006.

In May, 2006 the Company's shareholders approved a new Employee Stock Purchase Plan (the "2006 ESPP".) Under the terms of the 2006 ESPP, eligible employees are permitted to have salary withholdings to purchase shares of Common Stock at a price equal to 95% of the market value of the stock at the end of each three-month offer period, subject to an annual limitation. The aggregate number of shares of common stock which may be issued under the plan shall be no more than 2,000,000 shares. Stock issued under the Purchase Plan during 2006 was 14,916 shares of Common Stock at weighted average prices of $9.61. The 2006 ESPP is considered non-compensatory under SFAS No. 123R.

Cancellation of Shares Held in Escrow

In July 2006, 400,050 shares of the Company's Common Stock which were held in an escrow account pursuant to a contract dispute, were returned to the Company and cancelled.

8. INCOME TAXES

The provision for income taxes for the years ended December 31 consists of the following (in thousands):

	2006	2005	2004
Current:			
Federal	$ 26,904	$ 19,807	$ (27)
State	(172)	(1,092)	81
Total current	26,732	18,715	54
Deferred:			
Federal	(3,609)	(7,452)	10,775
State	1,753	679	377
Total deferred	(1,856)	(6,773)	11,152
Total provision	$ 24,876	$ 11,942	$ 11,206

Pre-tax income from non-U.S. jurisdictions was not material in all periods presented.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company records liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes may be due. Actual tax liabilities may be different than the recorded estimates and could result in an additional charge or benefit to the tax provision in the period when the ultimate tax assessment is determined.

A reconciliation of the statutory federal income tax rate to the effective tax rate for the years ended December 31 is as follows:

	2006	2005	2004
Statutory federal income tax rate	35%	35%	35%
Research and development credit	(1)	(2)	-
Qualified production activities credit	(1)	(1)	-
State income taxes (net of federal income tax benefit)	2	(1)	1
Extraterritorial income exclusion	-	-	(3)
Non-deductible stock compensation	3	-	-
Effects of reversal of accrued income tax liabilities	-	(1)	(9)
Other	1	2	2
Effective tax rate	39%	32%	26%

Deferred tax assets and liabilities result primarily from temporary differences between book and tax bases of assets and liabilities, state and federal research and development credit carryforwards and state manufacturers credit carryforwards.

Deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2006	2005
Deferred tax assets:		
Accruals and reserves not currently deductible	$ 15,103	$ 14,573
Deferred income	8,747	5,670
Tax net operating loss and credit carryforwards	18,418	20,192
Non-qualified stock compensation	3,122	2,442
Capitalized research and development	1,534	1,832
Total deferred tax asset	46,924	44,709
Deferred tax liabilities:		
Depreciation	(5,534)	(4,562)
State income taxes	(7,136)	(7,749)
Total deferred tax liability	(12,670)	(12,311)
Net deferred tax asset (current and non-current)	$ 34,254	$ 32,398

The Company must assess the likelihood that future taxable income levels will be sufficient to ultimately realize the tax benefits of these deferred tax assets. The Company currently believes that future taxable income levels will be sufficient to realize the tax benefits of these deferred tax assets and has not established a valuation allowance. Should the Company determine that future realization of these tax benefits is not likely, a valuation allowance would be established, which would increase the Company's tax provision in the period of such determination.

Included in net deferred assets are net operating loss and credit carryforwards. Due to the Company's acquisition of Synergy, the Company has available pre-ownership change federal net operating loss carryforwards of approximately $5.9 million which will expire in the years 2007 through 2013 if not utilized. Under Section 382 of the Internal Revenue Code, these pre-ownership change net operating loss carryforwards are subject to an annual limitation estimated to be approximately $500,000. The Company believes that it is more likely than not that these net operating loss carryforwards will be utilized before expiration. In addition, the Company has available state credit carryforwards of approximately $15.9 million consisting primarily of research credit carryforwards, of which approximately $2.4 million represents pre-ownership change carryforwards subject to the Section 382 annual limitation. The state research credit carryforwards are not subject to expiration and may be carried forward indefinitely until utilized.

During the second quarter of 2004, the Company reversed $3.8 million of accrued income tax liabilities as a result of the completion of a federal income tax audit. In May 2004, the Company received an audit report from the Internal Revenue Service ("IRS") which recommended no changes to Micrel's federal tax return filings covering the tax years 1994 through 2001. In addition, the Company subsequently received a notice dated July 6, 2004 from the Joint Committee on Taxation which stated that the committee took no exceptions to conclusions in the IRS audit report. This reversal of accrued income tax liabilities was recorded as a reduction to provision for income taxes in the second quarter of 2004.

In addition, related to the federal tax audit completion, the Company also reversed in operating expenses $3.9 million (offset in part by a $1.4 million income tax effect) in accrued payroll tax liabilities, which were recorded in prior periods.

The effects of these accrued tax liability reversals on the below-noted items in the Company's statement of operations for the year ended December 31, 2004 is summarized as follows (in thousands):

	Increase (Decrease)
Reversal of accrued payroll tax liabilities:	
Cost of revenues	$ (1,111)
Research and development	(1,697)
Selling, general and administrative	(1,140)
Total reversed in operating expense	(3,948)
Income tax effect of payroll tax liability reversal	1,382
Reversal of accrued income tax liabilities	(3,760)
Increase to net income	$ 6,326

9. COMMITMENTS AND CONTINGENCIES

Lease Agreements

The Company leases some of its facilities and equipment under operating lease agreements that expire in the years 2007 through and 2011. Some of the facility lease agreements provide for escalating rental payments over the lease periods. Rent expense is recognized on a straight-line basis over the term of the lease. Deferred rent represents the difference between rental payments and rent expense recognized on a straight-line basis.

Future minimum payments under these agreements are as follows (in thousands):

Year Ending December 31,	
2007	1,844
2008	1,615
2009	1,344
2010	1,203
2011	386
Thereafter	-
	$ 6,392

Rent expense under operating leases for the years ended December 31, 2006, 2005, and 2004 was $1.9 million, $1.4 million and $1.5 million, respectively.

Open Purchase Orders

As of December 31, 2006, the Company had approximately $22.7 million in open purchase orders. Open purchase orders are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable pricing provisions; and the approximate timing of the transactions. These obligations primarily relate to future purchases of wafer fabrication raw materials, foundry wafers, assembly and testing services and manufacturing equipment. The amounts are based on the Company's contractual commitments.

Letters of Credit

Micrel's borrowing arrangements (see Note 6) include a provision for the issuance of commercial or standby letters of credit by the bank on behalf of the Company. At December 31, 2006 there was $875,000 in standby letters of credit outstanding. The letters of credit are issued to guarantee payments for the Company's workers compensation program.

Indemnification Obligations

Micrel is a party to a variety of contractual relationships pursuant under which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by Micrel, or regular sales and purchasing activities, under which Micrel may agree to hold the other party harmless against losses arising from claims related to such matters as title to assets sold, certain intellectual property rights, specified environmental matters, certain income taxes, etc. In these circumstances, indemnification by Micrel is customarily conditioned on the other party making a claim pursuant to the procedures specified in the particular contract or in Micrel's standard terms and conditions, which procedures may allow Micrel to challenge the other party's claims, or afford Micrel the right to settle such claims in its sole discretion. Further, Micrel's obligations under these agreements may be limited in terms of time and/or amount, and in some instances, Micrel may have recourse against third parties for certain payments made by it under these agreements.

It is not possible to predict the maximum potential amount of future payments or indemnification costs under these or similar agreements due to the conditional nature of Micrel's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by Micrel under these agreements have not had a material effect on its business, financial condition, cash flows, or results of operations. Micrel believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on its business, financial condition, cash flows or results of operations.

10. PROFIT-SHARING 401(k) PLAN

The Company has a profit-sharing plan and deferred compensation plan (the "Plan"). All employees completing one month of service are eligible to participate in the Plan. Participants may contribute 1% to 15% of their annual compensation on a before tax basis, subject to Internal Revenue Service limitations. Profit-sharing contributions by the Company are determined at the discretion of the Board of Directors. The Company accrued $710,000 in contributions for the year ended

December 31, 2006 and made $622,000 and $617,000 in contributions to the Plan for the years ended December 31, 2005 and 2004, respectively. Participants vest in Company contributions ratably over six years of service.

11. LITIGATION

On February 26, 1999, the Lemelson Medical, Education & Research Foundation (the "Lemelson Partnership") filed a complaint which was served on the Company on June 15, 1999, entitled Lemelson Medical, Education & Research Foundation, Limited Partnership v. Lucent Technologies Inc., et al. in the United States District Court in Phoenix, Arizona, against eighty-eight defendants, including the Company, alleging infringement of a number of Lemelson Foundation patents. The complaint in the lawsuit sought unspecified compensatory damages, treble damages and attorneys' fees, as well as injunctive relief against further infringement of the Lemelson patents at issue. In defense of this action, the Company was part of a Joint Defense Group consisting of many companies who were opposing the law suit together (the "Joint Defense Group"). After many defendants settled with the Lemelson Foundation, four companies remained in the Joint Defense Group. On August 8, 2006, the Court issued its claim construction order. The Lemelson partnership filed a Motion for Partial reconsideration on August 22, 2006. On September 12, 2006, the Joint Defense Group filed a response to the Motion for Partial reconsideration. On October 13, 2006 the Court issued an order denying the Partnership's Motion and affirmed its prior construction of disputed claims. Subsequently, on January 17, 2007, the parties entered into an agreement to settle the litigation for payment of a mutually agreeable sum, as a result of which the four companies in the Joint Defense Group have acquired a package license under the Lemelson patents. During the fourth quarter of 2006, Micrel accrued $120,000 to other operating expense for the Company's portion of the liability under this settlement agreement.

On May 9, 1994, Linear Technology Corporation ("Linear" or "LTC"), a competitor of the Company, filed a complaint against the Company, entitled Linear Technology Corporation v. Micrel, Incorporated, in the United States District Court in San Jose, California, alleging patent and copyright infringement and unfair competition. After many years of motions and appeals, a bench trial on the merits was commenced on November 30, 2005 and concluded on December 16, 2005. The parties filed post-trial briefs on January 20, 2006. On June 9, 2006 the Court ruled that Micrel had willfully infringed the patent-in-suit, and awarded damages to LTC. As a result of this judgment, the Company has recorded $846,000 in other operating expense in the Company's 2006 financial statements.

On December 27, 2002, the Company filed a complaint against TRW, Inc. ("TRW") entitled Micrel, Incorporated v. TRW, Inc., dba TRW Automotive Electronics Group, in the United States District Court, Northern District of Ohio, Eastern Division, alleging various causes of action relating to breach of a relationship surrounding the development of certain custom products by Micrel for TRW. In this lawsuit, Micrel alleged that TRW breached various agreements to assist in Micrel's development of, and to purchase, certain Application Specific Integrated Circuits. The complaint sought compensatory damages, attorneys' fees and costs of suit. On February 24, 2003, TRW filed an answer to the Company's complaint and a counterclaim alleging various causes of action relating to breach of the above-mentioned relationship concerning ASIC development. On July 22, 2005, a jury ruled against the Company and in favor of TRW in its counterclaim against Micrel. The outcome of the jury trial was a judgment on July 26, 2005 awarding damages for the benefit of TRW in the amount of $9.3 million. The damages amount was accrued in the Company's second quarter

2005 financial statements. On February 23, 2006, the Company posted a surety bond in the amount of $10.5 million in the United States District Court, Northern District of Ohio, to stay payment of damages and potential interest awarded to TRW (see Notes 1 and 7). The Company is currently appealing the verdict. On August 9, 2005, the Company filed a Motion for an order setting aside the jury verdict and the subsequent judgment and granting a new trial on the issue of the Company's breach of contract claim against TRW, which Motion was denied by the Court. On January 13, 2006, the Company filed a notice of its intent to appeal the jury's verdict. As of October 23, 2006, the parties had filed final appeal, reply and response briefs. The parties are now awaiting a hearing date for oral argument.

On April 21, 2003, the Company filed a complaint against its former principal accountants Deloitte & Touche LLP ("Deloitte") entitled Micrel, Incorporated v. Deloitte & Touche LLP in the Superior Court of the State of California, County of Santa Clara, alleging various causes of action relating to certain professional advice received by Micrel from Deloitte. In this lawsuit, Micrel alleged that Deloitte negligently rendered services as accountants to Micrel, breached certain agreements with Micrel by failing to perform services using ordinary skill and competence and in conformance with generally accepted principles for such work and made certain false representations upon which Micrel justifiably relied. Deloitte has denied all allegations in the complaint. The complaint sought compensatory damages, costs of suit and such other relief that the court may deem just and proper. On February 23, 2007, the parties entered into a Settlement Agreement and Mutual Releases. Under the Agreement, the parties agreed to dismiss with prejudice the litigation pending between the parties (see Note 15.)

On November 11, 2004, the Company filed a complaint against Monolithic Power Systems ("MPS"), entitled Micrel, Inc. v. Monolithic Power Systems, in the United States District Court, Northern District of California (the "Court") alleging two causes of action for infringement by MPS of certain patents owned by Micrel. In the complaint, the Company alleges that MPS has been and is infringing U.S. patent no. 5,517,046 (the "'046 patent") and U.S. patent no. 5,556,796 (the " '796 patent"). Subsequently, on November 29, 2004 the Company filed an amended complaint adding Michael R. Hsing, MPS' President and Chief Executive Officer ("Hsing"), and James C. Moyer, MPS' Chief Design Engineer ("Moyer") as defendants. Hsing and Moyer are both former employees of Micrel. In addition to the original two causes of action against MPS for infringement of the '046 and '796 Patents, the amended complaint adds causes of action for statutory and common law misappropriation of Micrel's trade secrets, breach of confidentiality agreements by Hsing and Moyer, and violation of California's Unfair Competition Law. On September 21, 2006, the Company and MPS entered into a Settlement Agreement, agreeing to dismiss all claims and counterclaims in the litigation with prejudice. Micrel also agreed to release MPS and its chief executive officer Michael Hsing and its chief design engineer Jim Moyer from all claims for any alleged trade secret claims based on any confidential information. In addition, Micrel licensed U.S. Patent Nos. 5,517,046 and 5,556,796 to MPS. Under the terms of the agreement MPS agreed to pay a license fee of $3.0 million of which $1.0 million was paid in September 2006, $1.0 million was paid in December 2006 and the remaining $1.0 million balance will be paid by January 2008. In the third quarter of 2006 the Company recorded $2.9 million in net revenues representing the present value of the license payments from MPS.

On June 9, 2006, Deerfield 3250 Scott, LLC ("Deerfield"), the building owner of Micrel's Santa Clara Wafer Fab facility which was closed in 2003 (see note 14), filed a complaint against the Company entitled "Deerfield 3250 Scott, LLC vs. Micrel, Inc. et al" in the Superior Court of the State of California, County of Santa Clara. In February 2006, Micrel terminated this building lease under the terms of the lease agreement due to major vandalism rendering the building unusable. Deerfield disputes that Micrel had a right to terminate, alleging that the vandalism took place because of the negligence of Micrel and that Micrel should not be able to benefit from its own negligence. The complaint seeks damages in an unspecified amount for rent through the remaining term of the lease (from March 1 through October 31, 2006), alleged damages to the premises, and for wrongful removal of equipment. Micrel disputes Deerfield's allegations and will vigorously defend against the action. On July 21, 2006, Micrel answered the complaint with a denial of any liability and the filing of a cross-complaint against Deerfield seeking return of the security deposit and rent paid from the date of the casualty, January 20, 2006 through February 28, 2006. The case is in the discovery phase and no trial date has yet been set.

With the exception of the TRW, LTC and Lemelson litigation discussed above, for which the Company has recorded in other operating expense $9.3 million in 2005 (included in other accrued liabilities at December 31, 2006), $846,000 in 2006, and $120,000 in 2006, respectively, and the MPS litigation, for which the Company has recorded $2.9 million in net revenues, the Company believes that the ultimate outcome of the legal actions discussed will not result in a material adverse effect on the Company's financial condition, results of operation or cash flows, and the Company believes it is not reasonably possible that a material loss has been incurred. However, litigation is subject to inherent uncertainties, and no assurance can be given that the Company will prevail in these lawsuits. Accordingly, the pending lawsuits, as well as potential future litigation with other companies, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. To the extent that the Company becomes involved in such intellectual property litigation, in addition to litigation mentioned herein, it could result in substantial costs and diversion of resources to the Company and could have a material adverse effect on the Company's financial condition, results of operation or cash flows.

In the event of an adverse ruling in any intellectual property litigation that might arise in the future, the Company might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology. There can be no assurance, however, that under such circumstances, a license would be available under reasonable terms or at all. In the event of a successful claim against the Company and the Company's failure to develop or license substitute technology on commercially reasonable terms, the Company's financial condition, results of operations, or cash flows could be adversely affected. Based on the status of the litigation described above, the Company does not believe that any material and specific risk exists related to the loss of use of patents, products or processes.

Certain additional claims have been filed by or have arisen against the Company in its normal course of business. The Company believes that these claims and lawsuits will not have a material adverse effect on the Company's financial condition, results of operation or cash flows.

12. SEGMENT REPORTING

The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker. The Company has two reportable segments: standard products and other product revenues, which consist primarily of custom and foundry products revenues and revenues from the license of patents. The chief operating decision maker evaluates segment performance based on revenue. Accordingly, all expenses are considered corporate level activities and are not allocated to segments. Therefore, it is not practical to show profit or loss by reportable segments. Also, the chief operating decision maker does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segments.

Net Revenues by Segment (in thousands):	**Years Ended December 31,**		
	2006	**2005**	**2004**
Standard Products	$ 258,214	$ 239,177	$ 246,580
Other Products	18,093	11,179	10,971
Total net revenues	$ 276,307	$ 250,356	$ 257,551

For the year ended December 31, 2006, the Company recorded revenue from customers throughout the United States; Canada and Mexico (collectively referred to as "Other North American Countries"); the U.K., Italy, Germany, France, Israel, Sweden, Hungary, Austria, Finland, Switzerland, and other European countries (collectively referred to as "Europe"); Korea; Taiwan; Singapore; China; Japan; Hong Kong, Malaysia and other Asian countries (collectively referred to as "Other Asian Countries").

Geographic Information (in thousands):

	2006		**2005**		**2004**
	Total Net Revenues*	**Long-Lived Assets**	**Total Net Revenues***	**Long-Lived Assets**	**Total Net Revenues***
United States of America	$ 66,713	$ 73,079	$ 42,706	$ 72,090	$ 45,489
Other North American Countries	16,116	2	20,379	-	15,196
Korea	46,913	53	63,865	92	62,221
Taiwan	27,475	246	31,095	107	43,233
Singapore	33,264	11	23,218	15	24,178
China	16,851	46	17,171	49	23,827
Hong Kong	21,572	-	12,515	-	3,332
Japan	13,503	20	12,495	41	12,072
Other Asian Countries	2,442	5,025	2,193	4,948	1,555
Europe	31,458	183	24,719	212	26,448
Total	$ 276,307	$ 78,665	$ 250,356	$ 77,554	$ 257,551

* Total revenues are attributed to countries based on "ship to" location of customer.

Long-lived assets consist of property, plant and equipment.

13. RESTRUCTURING AND MANUFACTURING FACILITY IMPAIRMENT

In September 2002, the Company approved a plan to close its Santa Clara, California wafer fabrication facility to reduce costs and improve operating efficiencies. The Company accrued $5.5 million in restructuring expenses associated with the facility closure which consisted of $1.0 million for equipment disposal costs and $4.5 million in net contractual building lease costs, excluding estimated sublease income, that will provide no future benefit. During July 2003, the Company ceased all manufacturing processes within the Santa Clara facility and completed the relocation of all employees to its San Jose, California facilities. During 2004, the Company increased its accrued restructuring expenses for contractual building lease costs by $584,000 to eliminate remaining estimated future sub-lease income as efforts to sub-lease the facility were unsuccessful. In February 2006, the Company terminated the lease under the terms of the lease agreement due to major vandalism rendering the building unusable. The Lessor is disputing the termination of the lease (see Note 11.) Although the Company is no longer making payments to the Lessor, the restructuring costs shown above represent the estimated potential amount owed under the lease prior to termination. Other disposal costs include estimated costs associated with the final closing of the facility.

A summary of restructuring expense accrual is as follows: ($000)

		Severance Costs	Contractual Facility Costs	Disposal Costs	Total
2002	Charges	$ --	$ 4,536	$ 1,000	$ 5,536
	Uses	--	--	--	--
	Balance December 31, 2002	--	4,536	1,000	5,536
2003	Charges	320	466	(500)	286
	Uses	(320)	(883)	(89)	(1,292)
	Balance December 31, 2003	--	4,119	411	4,530
2004	Charges	--	584	--	584
	Uses	--	(1,654)	(51)	(1,705)
	Balance December 31, 2004	--	3,049	360	3,409
2005	Charges	--	--	--	--
	Uses	--	(1,650)	--	(1,650)
	Balance December 31, 2005	--	1,399	360	1,759
2006	Charges	--	117	152	269
	Uses	--	(259)	(195)	(454)
	Balance December 31, 2006	$ --	$ 1,257	$ 317	$ 1,574

All of the $1.6 million in accrued restructuring costs has been included within other accrued liabilities as of December 31, 2006. Actual future costs may be different than these estimates and could require an adjustment to the restructuring accrual in the period such determination is made.

14. PATENT LICENSE AGREEMENT

In September 2006, Micrel entered into a Patent License Agreement with International Business Machines Corporation ("IBM"). Under the Agreement, each party licensed to the other all patents issued or issuing on patent applications entitled to an effective filing date prior to January 1, 2012. Certain IBM patents are not licensed to Micrel owing to IBM's arrangements with third parties. In consideration for the license to

IBM's patents, Micrel paid IBM $2,050,000.

Based on the estimated historical and future benefits of the Patent License Agreement, the Company has allocated the payment as follows (in thousands):

Settlement of patent disputes	$ 714
Patent license	1,336
Total payment	$ 2,050

To determine the amounts to be apportioned to settlement of patent disputes and to patent license, the Company apportioned the payment based on the ratio of estimated risk adjusted pre-settlement revenues for products that may have utilized certain IBM patents to the present value of estimated future revenues from products that are expected to utilize one or more of the IBM patents under the Patent License Agreement. The $714,000 valuation of the settlement of patent disputes was expensed to cost of revenues in the third quarter of 2006. The patent license valuation of $1.3 million was recorded as an intangible asset and is being amortized to cost of revenues on a straight-line basis over its estimated useful life of 5.25 years.

15. SUBSEQUENT EVENT

On February 23, 2007, the Company and its former principal accountants Deloitte & Touche LLP, ("Deloitte") entered into a Settlement Agreement and Mutual Releases. Under the terms of the Agreement, the parties agreed to dismiss with prejudice the pending litigation and Deloitte agreed to pay Micrel a settlement amount of $15.5 million dollars. The Company expects to record the settlement amount as other income in the quarter ending March 31, 2007.

SUPPLEMENTAL QUARTERLY FINANCIAL SUMMARY — UNAUDITED

(in thousands, except per share amounts)	Three Months Ended			
	Mar. 31, 2006	June 30, 2006[1]	Sept. 30, 2006[2]	Dec. 31, 2006
Net revenues	$ 68,151	$ 70,192	$ 73,482	$ 64,482
Gross profit	$ 39,894	$ 40,252	$ 43,033	$ 36,927
Net income	$ 8,701	$ 8,991	$ 11,803	$ 8,813
Net income per share:				
Basic	$ 0.10	$ 0.11	$ 0.15	$ 0.11
Diluted	$ 0.10	$ 0.11	$ 0.15	$ 0.11
Weighted-average shares used in computing per share amounts:				
Basic	84,025	83,201	80,671	78,372
Diluted	85,794	84,696	81,324	79,476

(in thousands, except per share amounts)	Three Months Ended			
	Mar. 31, 2005	June 30, 2005[3]	Sept. 30, 2005	Dec. 31, 2005
Net revenues	$ 60,685	$ 62,052	$ 62,472	$ 65,147
Gross profit	$ 30,376	$ 32,152	$ 33,792	$ 37,472
Net income	$ 6,603	$ 1,183	$ 7,721	$ 9,851
Net income per share:				
Basic	$ 0.07	$ 0.01	$ 0.09	$ 0.12
Diluted	$ 0.07	$ 0.01	$ 0.09	$ 0.11
Weighted-average shares used in computing per share amounts:				
Basic	89,102	87,256	86,514	85,619
Diluted	89,624	88,097	88,047	86,641

(1) Operating results for the quarter ended June 30, 2006, September 30, 2006 and December 31, 2006 include pre-tax charges/(credits) of $935,000, ($22,000) and ($67,000), respectively in other expense related to a legal judgment against Micrel in a patent infringement suit with Linear Technology Corporation (see Note 11 of Notes to Consolidated Financial Statements).

(2) Operating results for the quarter ended September 30, 2006, include $2.9 million in revenues related to a patent license granted by Micrel to Monolithic Power Systems (see Note 11 of Notes to Consolidated Financial Statements). In addition, operating results for the quarter ended September 30, 2006, also includes $714,000 in cost of revenues related to the settlement of a patent dispute with International Business Machines (see Note 14 of Notes to Consolidated Financial Statements).

(3) Operating results for the quarter ended June 30, 2005, include pre-tax $9.3 million in accrued litigation expense related to a jury verdict against Micrel in its suit against TRW Automotive and for TRW Automotive in its countersuit against Micrel. (see Note 11 of Notes to Consolidated Financial Statements).

SCHEDULE II

MICREL, INCORPORATED
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2005, 2004, and 2003
(Amounts in thousands)

Description	Balance at Beginning of Year	Allowance Additions or (Reductions)	Returns and Price Adjustments	Bad Debt Write-offs	Balance at End of Year
Year Ended December 31, 2006					
Allowances for OEM and stocking representative returns and price adjustments	$ 2,665	$ 4,668	$ (4,843)	$ --	$ 2,490
Allowances for unclaimed distributor price adjustments[1]	1,240	33,204	(32,494)	--	1,950
Allowances for doubtful accounts	239	(3)	--	(80)	156
Total allowances	$ 4,144	$ 37,869	$ (37,337)	$ (80)	$ 4,596
Year Ended December 31, 2005					
Allowances for OEM and stocking representative returns and price adjustments	$ 2,493	$ 4,714	$ (4,542)	$ --	$ 2,665
Allowances for unclaimed distributor price adjustments[1]	1,254	19,465	(19,479)	--	1,240
Allowances for doubtful accounts	231	11	--	(3)	239
Total allowances	$ 3,978	$ 24,190	$ (24,021)	$ (3)	$ 4,144
Year Ended December 31, 2004					
Allowances for OEM and stocking representative returns and price adjustments	$ 1,392	$ 6,941	$ (5,840)	$ --	$ 2,493
Allowances for unclaimed distributor price adjustments[1]	1,264	20,290	(20,300)	--	1,254
Allowances for doubtful accounts	180	51	--	--	231
Total allowances	$ 2,836	$ 27,282	$ (26,140)	$ --	$ 3,978

(1) The Company estimates and records an allowance for distributor price adjustments for which the specific resale transaction has been completed, but the price adjustment claim has not yet been received from the distributor and recorded by the Company. This allowance typically represents approximately three to four weeks of unclaimed price adjustments.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California on the 28th day of February, 2007.

MICREL, INCORPORATED

By /S/ Raymond D. Zinn
Raymond D. Zinn
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raymond D. Zinn and Richard D. Crowley, Jr., and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/S/ Raymond D. Zinn Raymond D. Zinn	President, Chief Executive Officer and Chairman of the Board of Directors *(Principal Executive Officer)*	February 28, 2007
/S/ Richard D. Crowley, Jr. Richard D. Crowley, Jr.	Vice President, Finance and Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 28, 2007
/S/ Donald Livingstone Donald Livingstone	Director	February 28, 2007
/S/ David W. Conrath David W. Conrath	Director	February 28, 2007
/S/ Michael J. Callahan Michael J. Callahan	Director	February 28, 2007
/S/ Neil J. Miotto Neil J. Miotto	Director	February 28, 2007

Micrel, Incorporated
Exhibits Pursuant to Item 601 of Regulation S-K

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization among Micrel, Incorporated, Kournikova Acquisition Sub, Inc., Kendin Communications Inc., and with respect to Articles VIII and IX only, John C.C. Fan, as Stockholders' Agent, dated May 4, 2001. (8)
3.1	Amended and Restated Articles of Incorporation of the Registrant. (1)
3.2	Certificate of Amendment of Articles of Incorporation of the Registrant. (2)
3.3	Amended and Restated Bylaws of the Registrant. (2)
3.4	Certificate of Amendment of Articles of Incorporation of the Registrant. (7)
4.1	Certificate for Shares of Registrant's Common Stock. (3)
10.1	Indemnification Agreement between the Registrant and each of its officers and directors. (3)
10.3	1994 Stock Option Plan and form of Stock Option Agreement. (1)*
10.4	1994 Stock Purchase Plan. (3)
10.5	2003 Incentive Award Plan. (13)*
10.8	Form of Domestic Distribution Agreement. (2)
10.9	Form of International Distributor Agreement. (2)
10.10	Amended and Restated 1994 Employee Stock Purchase Plan, as amended January 1, 1996. (4)
10.11	Commercial Lease between Harris Corporation and Synergy Semiconductor Corporation dated February 29, 1996. (5)
10.12	Standard Industrial/Commercial Single-Tenant Lease Agreement Dated March 3, 2000 between the Registrant and Rose Ventures II (6)
10.13	Loan and Security Agreement Dated June 29, 2001 between the Registrant and Bank of the West (9)
10.14	Amendment No. Two to Loan and Security Agreement Dated June 29, 2001 between the Registrant and Bank of the West (10)
10.15	Commercial Mortgage Financing Agreement between Micrel, Incorporated and Bank of the West, dated September 27, 2002 (11)
10.16	Credit Agreement between the Registrant and Bank of The West dated June 30, 2003 (12)
14.1	Micrel, Incorporated Code of Ethics for Senior Officers
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney. (See Signature Page.)
31	Certification of the Company's Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of the Company's Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan or agreement.

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-1 ("Registration Statement"), File No. 33-85694, in which this exhibit bears the same number, unless otherwise indicated.

(2) Incorporated by reference to Amendment No. 1 to the Registration Statement, in which this exhibit bears the same number, unless otherwise indicated.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, in which this exhibit bears the same number, unless otherwise indicated.

(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, in which this exhibit bears the number 10.14.

(5) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, in which this exhibit bears the number 10.14.

(6) Incorporated by reference to exhibit 10.1 filed with the Company's quarterly report on Form 10-Q for the period ended March 31, 2000.

(7) Incorporated by reference to exhibit 3.1 filed with the Company's quarterly report on Form 10-Q for the period ended September 30, 2000.

(8) Incorporated by reference to exhibit 10.1 filed with the Company's registration statement on Form S-3 filed with the S.E.C. on June 22, 2001.

(9) Incorporated by reference to exhibit 10.1 filed with the Company's quarterly report on Form 10-Q for the period ended June 30, 2001.

(10) Incorporated by reference to exhibit 10.16 filed with the Company's annual report on Form 10-K for the period ended December 31, 2002.

(11) Incorporated by reference to exhibit 10.1 filed with the Company's quarterly report on Form 10-Q for the period ended September 30, 2002.

(12) Incorporated by reference to exhibit 10.1 filed with the Company's quarterly report on Form 10-Q for the period ended June 30, 2003.

(13) Incorporated by reference to exhibit 1 filed with the Company's Proxy Statement on Schedule 14A dated May 9, 2003.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-70876, 333-63620 and 333-37808) and S-8 (No. 333-63618, 33-90396, 333-10167, 333-89223, 333-52136, 333-37832 and 333-105862) of Micrel, Incorporated of our report dated February 28, 2007, relating to the financial statements and financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 28, 2007

Exhibit 31

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Raymond D. Zinn, certify that:

1. I have reviewed this annual report on Form 10-K of Micrel, Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as designed in the Exchange Act Rules 13a-15(d) and 15d-15(f) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial control to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2007

/S/ Raymond D. Zinn
Raymond D. Zinn
President, Chief Executive Officer and Director
(Principal Executive Officer)

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard D. Crowley, certify that:

1. I have reviewed this annual report on Form 10-K of Micrel, Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as designed in the Exchange Act Rules 13a-15(d) and 15d-15(f) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial control to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2007

/S/ Richard D. Crowley
Richard D. Crowley
Vice President, Finance and
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32

Certifications of
Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of Micrel, Incorporated (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Raymond D. Zinn, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), of the Securities Exchange Act of 1934; and

2. That information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2007

/S/ Raymond D. Zinn
Raymond D. Zinn
President, Chief Executive Officer and Director
(Principal Executive Officer)

In connection with the Annual Report of Micrel, Incorporated (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard D. Crowley, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), of the Securities Exchange Act of 1934; and

2. That information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2007

/S/ Richard D. Crowley
Richard D. Crowley
Vice President, Finance and
Chief Financial Officer
(Principal Financial and Accounting Officer)

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Officers and Directors

Raymond D. Zinn
President, Chief Executive Officer,
and Chairman of the Board

Robert Whelton
Executive Vice President, Operations

Robert J. Barker
Vice President,
Corporate Business Development

Richard D. Crowley, Jr.
Vice President, Finance, Chief Financial Officer

J. Guy Gandenberger
Vice President,
Wafer Fab Operations

Jung-Chen Lin
Vice President,
Ethernet Products

Mark Lunsford
Vice President, Sales

Carlos Mejia, Jr.
Vice President, Human Resources

J. Barry Small
Vice President, Analog Design/R&D

J. Vincent Tortolano
Vice President, General Counsel and Secretary

Scott Ward
Vice President, Test Operations

Thomas S. Wong
Vice President, High Bandwidth Products

Richard Zelenka
Vice President, Quality Assurance

Michael J. Callahan
Director

Dr. David W. Conrath
Director

Don Livingstone
Director

Neil J. Miotto
Director

Transfer Agent and Registrar

Mellon Investor Services, LLP
San Francisco, California U.S.A.
1-800-306-3952

Independent Registered Public Accounting Firm

PricewaterhouseCoopers, LLP
San Jose, California U.S.A.

SEC Form 10-K

Additional copies of our annual report and Form 10-K as filed with the Securities and Exchange Commission for the last fiscal year ended December 31, 2005, may be obtained without charge.

Direct Your Request to:

WILink
1-888-400-7789
www.micrel.com

Designed by Christine Arthur Design Group | www.christinearthurdesign.com

The statements contained in this annual report and the accompanying letter to the shareholders which are not purely historical are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended, including those statements regarding Micrel's strategies, beliefs, endeavors, focuses, intentions, goals, desires, expectations and anticipations. All forward-looking statements included in this annual report are based on information available to Micrel on the date hereof, and Micrel assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. Among the factors which could cause actual results to differ materially are the following: business conditions and growth in the personal computer industry, telecommunications industry and general economy, the volume and timing of orders received, changes in product mix, competitive pricing pressures, inventory risk due to shifts in market demand, manufacturing cost and yield issues associated with initiating production at new facilities, business acquisition and potential obsolescence of product offerings. You should also consult the risk factors listed from time-to-time in the Company's reports filed on Form 10-K, 10-Q and 8-K.


Innovation Through Technology™

2180 Fortune Drive
San Jose, California 95131
U.S.A.

www.micrel.com

END